Exhibit 4.1

LIMITED LIABILITY PARTNERSHIP
SIEMENS AG
AND
NOKIA CORPORATION
AND
NOKIA SIEMENS NETWORKS B.V.

AMENDED AND RESTATED
FRAMEWORK AGREEMENT

Clause		Page

SCHEDULE 6 Delayed Closing		90

SCHEDULE 7 Closing Statements		91

Part A — Nokia Closing Statement		91

Part B — Siemens Closing Statement		93

Part C — Form of Nokia Initial Statement and Siemens Initial Statement		95

Part D — Details of Siemens’s Valuation Principles		99

SCHEDULE 8 Nokia Warranties		107

SCHEDULE 9 Siemens Warranties		111

SCHEDULE 10 Limitations On Liability		115

SCHEDULE 11 Employee Retention Plan		119

SCHEDULE 12 Pensions		121

SCHEDULE 13 Lost Profit Calculations		125

SCHEDULE 14 Requirements for an Effective Compliance and Ethics Program		127

Agreed Form Documents

1.	Shareholders’ Agreement

2.	NSN Articles of Association

3.	IPR Agreement

4.	Trade Marks Agreement

5.	Term Sheet for the Subordinated Loan Agreement

6.	Environmental Deed

7.	Tax Deed

8.	Nokia Divisional Report

9.	Siemens Divisional Report

10.	Joint Press Announcement (substantially in the Agreed Form)

THIS AGREEMENT is made on 24 January 2007
BETWEEN:
(1)	SIEMENS AG, a company incorporated in Germany and registered in the Commercial Register of the Local Court of Munich (registration HRB 6684) and in the Commercial Register of the Local Court of Berlin (registration HRB 12300), with its registered office at Wittelsbacherplatz 2, 80333 Munich, Germany (“Siemens”);

(2)	NOKIA CORPORATION, a company incorporated in Finland (Business ID number 0112038-9) and whose registered office is at Keilalahdentie 4, P.O. Box 226, FIN-00045 NOKIA GROUP, Espoo, Finland (“Nokia”); and

(3)	NOKIA SIEMENS NETWORKS B.V., a company incorporated in the Netherlands as a private limited liability company (Besloten Vennootschap) with registered number 34259706 and whose registered office is at Strawinskylaan 3111, 1077ZX, Amsterdam, The Netherlands (“NSN”).
WHEREAS
(A)	Nokia and certain members of its Group are engaged in carrying out the Nokia Networks Business. Siemens and certain members of its Group are engaged in carrying out the Siemens Networks Business.
(B)	Nokia and Siemens have agreed that Nokia will transfer the Nokia Networks Business to NSN and Siemens will transfer the Siemens Networks Business to NSN on the terms and subject to the conditions set out in this Agreement and in each case in exchange for 50 per cent. of NSN’s ordinary shares. Immediately following the First Closing, Nokia will hold all of the “A” Shares in NSN and Siemens will hold an equal number (and all) of the “B” Shares in NSN.

(C)	Nokia and Siemens entered into a Framework Agreement on 19 June 2006 (the “Original Agreement”) to set out the terms and conditions applying to the transfer of the Networks Businesses to NSN and have entered into this Agreement to amend and restate the Original Agreement on the terms set out below with effect from the date hereof.
NOW IT IS HEREBY AGREED as follows:
1.	INTERPRETATION

1.1	In this Agreement and the Schedules to it:

““A” Directors” means the four (4) directors of NSN to be appointed by Nokia, as the holder of the “A” Shares and the “C” Shares in the capital of NSN, in accordance with the terms of the Shareholders’ Agreement, and ““A” Director” means any of them;

““A” Share” means an “A” share of €4 in the capital of NSN, and ““A” Shares” means all of them;

“Accrued Employee Liability” shall mean any severance payment, redundancy payment, termination indemnity or similar payment arising on termination of employment (other than a Retirement Benefit Liability) in respect of which the relevant

Nokia Employer or Siemens Employer (as the case may be) has accrued for that cost or liability in its accounts (or where it is required to do so in the relevant Territory) other than where such accrual is acquired by or paid over to NSN or a NSN Group Company pursuant to this Agreement;

“Additional Sum” shall have the meaning ascribed to such term in clause 41.2;

“Affiliate” means in relation to Nokia, Siemens or NSN, that company and its subsidiary undertakings from time to time, and provided that following Closing no NSN Group Company shall be regarded as an Affiliate of either Nokia or Siemens;

“Agreed Form” means in relation to any document, such document in a form which has been agreed by each party contemporaneously with or prior to the execution of this Agreement and which has, for the purpose of identification only, been initialled by or on behalf of Nokia and Siemens;

“Allegation of Corruption” means any allegation of:
(a)	fraud (including tax fraud), embezzlement, bribery, money laundering and false accounting or other form of corruption in any jurisdiction including, without limitation, in the case of offences under German law, any allegation of money laundering in breach of Section 261 of the German Criminal Code, (StGB), fraud in breach of Section 263 of the German Criminal Code, embezzlement in breach of Section 266 of the German Criminal Code, bribery in business transactions in breach of Section 299 and/or 300 of the German Criminal Code, bribery in breach of Section 334 of the German Criminal Code and/or Section 1 and/or 2 of the International Bribery Act (IntBestG), tax fraud in breach of Section 370 of the German Tax Code (AO) and false accounting and/or misrepresentation in breach of Section 331 of the German Commercial Code (HGB) and/or Section 400 of the German Stock Corporation Act (AktG);

(b)	failure to make and keep books and records that accurately reflect transactions including disposals of assets and the provision of services;

(c)	failure to establish and maintain a system of internal accounting controls sufficient to ensure that transactions are properly recorded;

(d)	violation of the U.S. Foreign Corrupt Practices Act or any similar legislation in any jurisdiction; or

(e)	non-disclosure or concealment of any of the foregoing,
in each case in respect of any period prior to Closing (other than, in the case of any former member of the Siemens Group, any period during which such company was not a member of the Siemens Group) by any current or former member of the Siemens Group or any person acting, or purporting to act, on behalf of any current or former member of the Siemens Group, including former and current employees, officers and agents and all proceedings, investigations or enforcement action brought in connection therewith, regardless of whether any matters the subject of the allegation in question are subsequently established;

“Articles” means the articles of association of NSN in the Agreed Form;

“Assumed Liabilities” means the Nokia Assumed Liabilities and the Siemens Assumed Liabilities, and an “Assumed Liability” means any Nokia Assumed Liability or any Siemens Assumed Liability;

““B” Directors” means the three (3) directors of NSN to be appointed by Siemens, as the holder of the “B” Shares, in accordance with the terms of the Shareholders’ Agreement, and ““B” Director” means any of them;

““B” Share” means a “B” share of €4 in the capital of NSN, and ““B” Shares” means all of them;

“Branding Committee” shall have the meaning ascribed to such term in the Trade Marks Agreement;

“Business Combination Agreement” means the agreement to be agreed between Nokia and Siemens (which they agree to negotiate in good faith) by which Nokia and Siemens will agree to transfer their respective Networks Businesses to NSN at Closing;

“Business Day” means a day (other than a Saturday or Sunday or public holiday) on which banks are generally open for non-automated business in Amsterdam, Helsinki and Munich;

““C” Share” means the “C” share of €4 in the capital of NSN, and ““C” Shares” means all of them;

“Claim” has the meaning ascribed to such term in paragraph 1 of Schedule 10;

“Closing” means First Closing, save in relation to any asset or liability in any Delayed Territory to be transferred to or assigned by NSN, in which case the term shall mean Delayed Closing in that Delayed Territory;

“Combined Logo” shall have the meaning ascribed to such term in the Trade Marks Agreement;

“Combined Name” means the name “Nokia Siemens Networks B.V.”;

“Common Interest and Confidentiality Agreement” means the Common Interest and Confidentiality Agreement dated 26 December 2006 entered into between Debevoise & Plimpton LLP, on behalf of Siemens, and Shearman & Sterling LLP, on behalf of Nokia, as amended or modified from time to time;

“Competent Authority” means any legal person having powers and/or authority at law and/or any court of law or tribunal and includes any government, governmental, supranational or trade agency, department, authority, court, regulatory body, any Tax Authority and any local authority;

“Compliance and Ethics Program” means the compliance and ethics program of the NSN Group to be established and maintained by NSN at Closing and complying with the requirements set out in Schedule 14;

“Compliance Costs” means external legal and accounting costs (including disbursements) incurred in connection with the Pre-Closing Compliance Review or the Post-Closing Compliance Review (as the case may be);

“Compliance Review” means the Pre-Closing Compliance Review and the Post-Closing Compliance Review;

“Compliance Review Date” means 22 February 2007 (or such other date as may be agreed by Nokia and Siemens);

“Compliance Work Plan” means the work plan prepared in accordance with paragraph A2 of the Addendum to the Common Interest and Confidentiality Agreement;

“Conditions” means the Mandatory Conditions and the Further Conditions;

“Confidential Information” means the Nokia Confidential Information and the Siemens Confidential Information;

““D” Share” means a “D” share of €1 in the capital of NSN, and ““D” Shares” means all of them;

“Delayed Business” means an Nokia Delayed Business or a Siemens Delayed Business (as the case may be), and the “Delayed Businesses” means all of them;

“Delayed Closing” means the closing of a transfer of part of the Nokia Networks Business and/or the Siemens Networks Business (as the case may be) in a Delayed Territory to NSN on a Delayed Closing Date;

“Delayed Closing Date” means the last Business Day of the calendar month in which the applicable Further Condition is satisfied (or, where applicable, waived), provided that if such date is less than ten (10) Business Days before the last Business Day of the calendar month then current, the Delayed Closing Date shall be the last Business Day of the next calendar month;

“Delayed Closing Defaulting Party” shall have the meaning ascribed to such term in clause 8.11;

“Delayed Closing Non-Defaulting Party” shall have the meaning ascribed to such term in clause 8.11;

“Delayed Territory” means any Territory in respect of which a Further Condition remains unsatisfied at the First Closing Date;

“Design Guidelines” shall have the meaning ascribed to such term in the Trade Marks Agreement;

“Dispute” shall have the meaning ascribed to such term in clause 43.2;

“Dutch Court” shall have the meaning ascribed to such term in clause 43.7;

“Employee Representative Body” means any works council, European Works Council, trade union or other employee representative body;

“Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, option, assignment, security interest, restriction, right of first refusal, right of pre-emption or other encumbrance of any kind exercisable by a third party securing or any right conferring a priority of payment in respect of any obligation of any person;

“English Court” shall have the meaning ascribed to such term in clause 43.7;

“Environmental Deed” means the deed of indemnification in the Agreed Form in relation to certain environmental Liabilities;

“Escalation Notice” shall have the meaning ascribed to such term in clause 43.2;

“Existing Dispute” shall have the meaning ascribed to such term in clause 43.12;

“Expert” shall have the meaning ascribed to such term in paragraph 7 of Part A of Schedule 7 or paragraph 7 of Part B of Schedule 7 (as the context may require);

“First Closing” means the closing of the transfer of any part(s) of the Nokia Networks Business and/or the Siemens Networks Business (as the case may be) to NSN on the First Closing Date;

“First Closing Date” means (i) 1 April 2007 if the last of the Mandatory Conditions shall have been satisfied or waived in accordance with this Agreement by 28 February 2007 or (ii) if a notice is served pursuant to clauses 11.1.1, 11.1.2, 11.2.1 or 11.2.2, the last Business Day of the calendar month in which the date occurs that is 20 Business Days after such a notice is served unless such date in either case is less than 10 Business Days before the last Business Day of the calendar month then current, in which case the First Closing Date shall be the last Business Day of the next calendar month and always provided that in no circumstances shall the First Closing Date fall in September 2006 or December 2006 and if it would otherwise fall in September 2006 or December 2006 in accordance with the preceding provisions it shall instead fall on the last Business Day of October 2006 or January 2007 (respectively);

“First Closing Defaulting Party” shall have the meaning ascribed to such term in clause 8.5;

“First Closing Long Stop Date” means 30 June 2007 (or such other date as Nokia and Siemens may agree in writing from time to time);

“First Closing Non-Defaulting Party” shall have the meaning ascribed to such term in clause 8.5;

“Further Condition” means any of the conditions listed in Part B of Schedule 4, and “Further Conditions” shall mean all of them;

“Governmental Entity” means, in relation to anywhere in the world, any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, including but not limited to the European Union;

“Group” means the Nokia Group or the Siemens Group (as the context may require);

“Group Relief” has the meaning ascribed to such term in the Tax Deed;

“Guarantee” means any guarantee, assurance, indemnity, surety, warranty, statement or commitment of whatever sort;

“ICC Rules” shall have the meaning ascribed to such term in clause 43.6;

“Indemnified Claim” shall have the meaning ascribed to such term in clause 10.6;

“Indemnified Party” shall have the meaning ascribed to such term in clause 10.6;

“Indemnifier” shall have the meaning ascribed to such term in clause 10.6;

“Intellectual Property” means patents, registered and unregistered designs, design patents, petty patents, copyright, database rights, rights in integrated circuits, trade marks, trade names, internet domain names or any other rights relating to commercial or corporate names, logos, the get-up of products or packaging and any other aspects of branding and other industrial and intellectual property rights of the same or similar effect, whether registered or not and including pending applications for any of the foregoing;

“Interest” shall have the meaning ascribed to such term in clause 14.3;

“IPR Agreement” means the agreement in the Agreed Form pursuant to which Nokia or Siemens (as the case may be) or any member of their respective Groups will transfer or license Intellectual Property to NSN at Closing;

“Liabilities” means any and all liabilities, losses, damages, costs, expenses, duties and obligations of every description, including, without limitation, interest, fines, penalties, disgorgement of profits, legal and other professional fees, costs and expenses, whether deriving from contract, common law, statute (including regulatory and criminal law) or otherwise, whether present or future, actual or contingent, ascertained or unascertained or disputed and whether owed or incurred severally or jointly and as principal or surety and “Liability” means any of them;

“Litigation” means any action, claim, proceeding, investigation, litigation, arbitration, or similar proceedings or disputes;

“Losses” means all losses, liabilities, damages, costs, expenses or other liabilities (including all interest, penalties, legal and other professional fees, costs and expenses), charges, expenses, suits, actions, payments, proceedings, claims, enforcement processes and demands;

“Mandatory Condition” means any of the conditions listed in Part A of Schedule 4, and

“Mandatory Conditions” shall mean all of them;

“Material Adverse Change” means any event, circumstance, effect, occurrence or state of affairs or any combination thereof which:
(a)	first occurs after the date of the Original Agreement;

(b)	is materially adverse to the business, operations, assets, financial condition or results of the Nokia Networks Business taken as a whole or the Siemens Networks Business taken as a whole (as the case may be); and

(c)	is not caused by:
(i)	changes in interest rates, exchange rates or securities or commodity prices or in economic, financial, market or political conditions generally;

(ii)	changes also affecting businesses that compete with the Networks Businesses (except to the extent that such event, circumstance, effect, occurrence or state of affairs that has an effect on one Shareholder’s Networks Business that is disproportionate to the effect that it has on the other Shareholder’s Networks Business);

(iii)	changes in laws or regulations (except to the extent that such changes have an impact on one Shareholder’s Networks Business that is disproportionate to the effect that it has on the other Shareholder’s Networks Business;

(iv)	any act or omission of any member of the Nokia Group or at the request or with the consent of Nokia in the case of a Material Adverse Change in the Siemens Networks Business or any act or omission of any member of the Siemens Group or at the request or with the consent of Siemens in the case of a Material Adverse Change in the Nokia Networks Business; or

(v)	anything required or expressly permitted to be done under the terms of any of the Transaction Documents;
“Networks Assets” means the Nokia Networks Assets or the Siemens Networks Assets, or any of them (as the context may require);

“Networks Business” means in relation to Nokia, the Nokia Networks Business and in relation to Siemens, the Siemens Networks Business, and “Networks Businesses” means both of them;

“Networks Business Employee” means in relation to Nokia, the Nokia Networks Employees and in relation to Siemens, the Siemens Networks Employees, and “Networks Employees” shall mean all of them;

“Networks Business Shares” means Nokia Shares or Siemens Shares, or any of them (as the context may require);

“Networks Contract” means any Nokia Networks Contract or any Siemens Networks Contract (as the context may require), and “Networks Contracts” means all of them;

“Networks Joint Venture” means any joint venture formed pursuant to a Joint Venture Agreement;

“Networks Joint Venture Agreements” means the Nokia Networks Joint Venture Agreements and the Siemens Networks Joint Venture Agreements, and “Networks Joint Venture Agreement” means any of them;

“Networks Lease” means any Nokia Networks Lease or any Siemens Networks Lease (as the context may require), and “Networks Leases” means all of them;

“Nokia Actual Operating Net Asset Value” means the aggregate of line items 1, 2, 3, 4, 5, 6, 7, 12, 13, 14, 15 and 16 less the aggregate amount of line items 8, 9, 10, 11, 17, 18, 19, 20, 21 and 22, as shown in the Nokia Closing Statement;

“Nokia Assumed Liabilities” means all Liabilities of Nokia or any member of the Nokia Group to the extent incurred in connection with the Nokia Networks Business or the Nokia Networks Assets (including, without limitation, pursuant to any Nokia Networks Contract), and whether or not such Liabilities fall due for performance or satisfaction before or after Closing, but excluding any Non-Networks Liabilities, and a “Nokia Assumed Liability” means any of them;

“Nokia Business IP” has the meaning set out in the IPR Agreement;

“Nokia Business Patents” has the meaning set out in the IPR Agreement;

“Nokia Business Trade Marks” has the meaning ascribed to it in the IPR Agreement;

“Nokia Closing Statement” means the Nokia Initial Statement as adjusted and agreed in accordance with the procedures set out in Part A of Schedule 7;

“Nokia Closing Warranties” has the meaning ascribed to such term in clause 9.1;

“Nokia Confidential Information” means all information (other than Nokia Networks Confidential Information) which is used in or otherwise relates to the Nokia Group, its business, customers or financial or other affairs including, without limitation, information relating to:
(a)	the marketing of goods or services including, without limitation, customer names and lists and other details of customers, sales targets, sales statistics, market share statistics, prices, market research reports and surveys, and advertising or other promotional materials; or

(b)	future projects, business development or planning, commercial relationships and negotiations; or

(c)	the assets and contracts of the Nokia Group;
“Nokia Delayed Business” means any part of the Nokia Networks Business that is subject to a Delayed Closing;

“Nokia Disclosure Letter” means the letter dated the date of the Original Agreement from Nokia to NSN in relation to the Nokia Warranties and the documents attached thereto;

“Nokia Divisional Report” means the divisional report in the Agreed Form;

“Nokia Employer” means the member of the Nokia Group who, prior to Closing, was the employer of the relevant Nokia Networks Employee;

“Nokia Exchange Warranties” has the meaning ascribed to such term in clause 9.1;

“Nokia Group” means Nokia and its Affiliates and (where the context so requires) “member of its Group” or “member of the Nokia Group” shall mean any of Nokia or its Affiliates;

“Nokia Initial Statement” shall have the meaning ascribed to such term in paragraph 1 of Part A of Schedule 7;

“Nokia IP Licences” means the Nokia Licences-In and Nokia Licences-Out;

“Nokia Licences-In” means all contracts (except Shared IP Licences) to which Nokia or any member of its Group is a party by which Nokia or its Affiliates has been granted a licence to use any third party Intellectual Property where such Intellectual Property is used by the Nokia Group exclusively in the Nokia Networks Business;

“Nokia Licences-Out” means all contracts to which Nokia or any member of its Group is a party by which Nokia or its Affiliates has granted to a third party a licence under any of the Nokia Network IPR (to the extent that such contracts relate to such Nokia Networks IPR);

“Nokia Marks” means (a) “Nokia” including any stylised representation of such words and (b) any other trade mark, name, logo, slogan and other insignia (whether registered or not) used by the Nokia Group in its business generally, including any marks incorporating any of the foregoing and any registered or unregistered trade mark comprising or incorporating any of the foregoing translated to or represented in any language or script;

“Nokia Net Debt Amount” means the aggregate amount of line items 23, 24 and 27 less the aggregate amount of line items 25, 26, 28, 29, 30 and 31 as shown in the Nokia Closing Statement;

“Nokia Networks Assets” means (a) the benefit (subject to the burden) of the Nokia Networks Contracts, (b) the Nokia Networks Equipment, (c) the Nokia Network Freeholds, (d) the Nokia Networks Goodwill, (e) the Nokia Networks Claims, (f) the Nokia Networks IPR (g) the Nokia Networks Leases, (h) the Nokia Networks Machinery, (i) the Nokia Networks Motor Vehicles, (j) the Nokia Networks Office Equipment, (k) the Nokia Networks Other Assets, (l) the Nokia Networks Records, (m) the Nokia Networks Stock, (n) the Nokia Networks Trade Debts, (o) the Nokia Networks WIP, (p) the Nokia Networks Cash, (q) the Nokia Tax Assets, and (r) the Nokia Networks JV Interests, but in each case excluding the Nokia Non-Networks Assets;

“Nokia Networks Business” means the Networks Business of Nokia and any member of the Nokia Group as described in the annual report of Nokia on Form 20-F, filed with the United States Securities and Exchange Commission on 2 March 2006 as carried on at Closing;

“Nokia Networks Cash” means any cash or money at bank or cash equivalents held by Nokia or any member of its Group in relation to the Nokia Networks Business;

“Nokia Networks Claims” means the benefit of any amount to which Nokia or any member of the Nokia Group is entitled from a person (including, without limitation, an insurer) in respect of damage or injury to any of the Nokia Networks Assets other than an amount spent before Closing in repairing the damage or injury;

“Nokia Networks Confidential Information” means all information which is used in or otherwise relates to the Nokia Networks Business, or customers or financial or other affairs of the Nokia Networks Business including, without limitation, information relating to:
(a)	the marketing of goods or services including, without limitation, customer names and lists and other details of customers, sales targets, sales statistics, market share statistics, prices, market research reports and surveys, and advertising or other promotional materials; or

(b)	future projects, business development or planning, commercial relationships and negotiations; or

(c)	the Nokia Networks Assets;
“Nokia Networks Contracts” means all the contracts to which Nokia or any member of the Nokia Group is a party and any offers made by Nokia and any member of the Nokia Group which will give rise to a contract if accepted by any third party without the need for any further action on the part of Nokia or such member of its Group and which relate exclusively or predominantly to the Nokia Networks Business and which are unperformed (wholly or partly) at Closing including, without limitation, the Nokia IP Licences supply and distribution agreements, customer and supplier contracts, leases and hire and hire purchase agreements, but excluding the Nokia Networks Joint Venture Agreements, employment contracts with the Nokia Networks Employees (save where these have been made with any member of the Nokia Group whose shares are to be transferred at Closing to NSN), the Nokia Networks Leases, the Shared IP Licences, and “Nokia Networks Contract” means any one of them;

“Nokia Networks Employees” means:
(a)	any person employed by any company whose shares immediately before Closing are Nokia Shares, provided that Nokia shall procure that as at Closing such persons are limited to those persons who, prior to Closing, spent more than 50 per cent. of their working time in the Nokia Networks Business on a permanent basis;

(b)	any employee employed by Nokia or any member of the Nokia Group immediately before Closing to whom the Transfer Regulations applicable in that Territory will apply on Closing to transfer his employment to NSN or a NSN Group Company;

(c)	unless otherwise agreed in writing between Nokia and Siemens prior to Closing, any employee employed by Nokia or any member of the Nokia Group immediately before Closing who does not fall within sub-paragraph (a) or (b) above but who spends more than 50% of their working time in the Nokia Networks Business on a permanent basis;

(d)	such other persons as agreed in writing between Nokia and Siemens prior to Closing; and

(e)	any Nokia Overhead Employee as identified in accordance with clause 16.9;
“Nokia Networks Equipment” means the fixed plant and machinery, and leasehold improvements at the properties subject to the Nokia Networks Leases, owned by Nokia or any member of the Nokia Group and used exclusively or predominantly in connection with the Nokia Networks Business as at Closing;

“Nokia Networks Freeholds” means the freehold properties that would be reflected in line item 1 (Real Estate) in the Pro Forma Aligned Balance Sheet were it prepared as at the First Closing Date, and a “Nokia Networks Freehold” means any one of those freehold properties;

“Nokia Networks Goodwill” means the goodwill of the Nokia Networks Business (but not including any goodwill associated with the Nokia Marks) and the right for NSN under the Trade Marks Agreement (but not otherwise and only for as long as the Trade Marks Agreement is in force) to represent itself as operating the Nokia Networks Business in succession to Nokia and, for the avoidance of doubt, goodwill does not mean goodwill for the purposes of applicable accounting standards;

“Nokia Networks IPR” means the Nokia Business Patents, the Nokia Business IP and the Nokia Business Trade Marks;

“Nokia Networks Joint Venture Agreements” means any shareholder or joint venture agreements that relate to those companies listed in Part A of Schedule 1;

“Nokia Networks JV Interest” means the interest of Nokia or any member of its Group in any Networks Joint Venture, and “Nokia Networks JV Interests” means all of them;

“Nokia Networks Leases” means the leases, tenancies and licences in the name of Nokia or any member of the Nokia Group and used exclusively or predominantly in connection with the Nokia Networks Business as at Closing, and a “Nokia Networks Lease” means any one of those leases, tenancies or licences;

“Nokia Networks Machinery” means the loose plant, machinery, equipment and other similar articles owned by Nokia or any member of the Nokia Group and used exclusively or predominantly, in connection with the Nokia Networks Business as at Closing but excluding the Nokia Networks Motor Vehicles and the Nokia Networks Office Equipment;

“Nokia Networks Motor Vehicles” means the motor vehicles owned by Nokia or any member of the Nokia Group and used exclusively or predominantly in connection with the Nokia Networks Business as at Closing;

“Nokia Networks Office Equipment” means the office equipment and furnishings and other similar articles owned by Nokia or any member of the Nokia Group and used exclusively or predominantly in connection with the Nokia Networks Business as at Closing;

“Nokia Networks Other Assets” means all other property and assets owned by Nokia or any member of the Nokia Group and used exclusively or predominantly in connection with the Nokia Networks Business as at Closing (wherever located), including any other asset proposed to be transferred by Nokia or any member of its Group at Closing pursuant to any Transaction Document;

“Nokia Networks Properties” means the Nokia Networks Freeholds and the properties subject to the Nokia Networks Leases, and “Nokia Networks Property” means any of them;

“Nokia Networks Records” means the books and records held by Nokia or any member of the Nokia Group relating to the Nokia Networks Business and the Nokia Networks Assets (including, without limitation, all bought and sold ledgers, purchase and sales day books and purchase and sales invoices and the registration and renewal certificates for each Nokia Networks IPR registered at Closing) and all VAT records relating to the Nokia Networks Business, but excluding the Non-Networks Records;

“Nokia Networks Stock” means the stock of raw materials, partly finished and finished goods to the extent that they are to be used in the Nokia Networks Business and which is in the possession or control of Nokia or any member of the Nokia Group as at Closing;

“Nokia Networks Trade Debts” means all amounts owing to Nokia or any member of the Nokia Group by trade debtors as at Closing to the extent they relate to the Nokia Networks Business in respect of goods or services supplied by the Nokia Networks Business (including any amounts in respect of VAT chargeable in respect of and included in such amounts) before Closing (whether or not invoiced and whether or not due and payable at that time) and a “Nokia Networks Trade Debt” means any of those amounts;

“Nokia Networks WIP” means any work in progress of Nokia or any member of the Nokia Group to the extent that this relates to the Nokia Networks Business as at Closing;

“Nokia Non-Networks Assets” means (a) all rights in relation to any Litigation in respect of which proceedings have been commenced by Nokia or any member of its Group in respect of the Nokia Networks Business prior to Closing, (b) the Nokia Non-Networks Rights, and (c) any other assets expressly excluded from the assets being transferred by Nokia or any member of its Group in accordance with the terms of this Agreement or any other Transaction Document;

“Nokia Non-Networks Contracts” means those contracts to which Nokia or any member of the Nokia Group is a party in relation to the Nokia Networks Business but which do not relate exclusively or predominantly to be Nokia Networks Business, and “Nokia Non-Networks Contract” means any of them;

“Nokia Non-Networks Records” means (a) the statutory books, Tax (other than VAT) records and accounting records of any member of the Nokia Group that is not to be transferred to NSN (or an Affiliate of NSN) at Closing, (b) any records that relate to any Nokia Non-Networks Assets, (c) any records that relate to any Non-Networks Liabilities, and (d) any records that relate to any employees engaged in the Nokia Networks Business who are not Nokia Networks Employees;

“Nokia Non-Networks Rights” has the meaning ascribed to such term in the IPR Agreement;

“Nokia Overhead Employees” shall have the meaning ascribed to such term in clause 16.9 and “Nokia Overhead Employee” shall mean any of them;

“Nokia Residual Information” means any of the Nokia Networks Confidential Information which exists in the heads of employees and officers of the Nokia Group after Closing;

“Nokia Shares” means the share capital owned by Nokia or any other member of the Nokia Group in any company which is to be transferred at Closing to NSN by Nokia (or another member of the Nokia Group);

“Nokia Tax Amount” means the aggregate amount of line items 34 and 35 less line items 36 and 37 plus all Tax receivables reflected in line item 38 less all Tax liabilities reflected in line item 38, as shown in the Nokia Closing Statement;

“Nokia Tax Assets” means all Reliefs to the extent that the same arise in respect of periods (or part of any period) on or prior to Closing and which relate to the Nokia Networks Business;

“Nokia Warranties” means the Nokia Exchange Warranties or the Nokia Closing Warranties (as the context may require);

“Nokia’s Accountants” means PricewaterhouseCoopers;

“Non-Exclusive Assets” means those assets (except Intellectual Property) which are used in any Networks Business, but not exclusively or predominantly;

“Non-Networks Assets” means: (a) all rights in relation to any Litigation in respect of which proceedings have been commenced by a Shareholder in respect of its Networks Business prior to Closing and (b) in relation to Nokia the Nokia Non-Networks Rights and, in relation to Siemens, the Siemens Non-Networks Rights;

“Non-Networks Contract” means any Nokia Non-Networks Contract or any Siemens Non-Networks Contract, and “Non-Networks Contracts” means all of them;

“Non-Networks Liability” means:
(a)	any Liability to the extent that it does not relate to either Networks Business;

(b)	(subject as provided in paragraph (e) below) any Liability for Litigation brought by any third party in connection with a Networks Business where legal proceedings in respect of such Litigation were either commenced prior to Closing, or threatened prior to Closing and where proceedings in respect thereof are commenced no later than four (4) months after Closing, and in either case where the amount claimed is in excess of €5,000,000;

(c)	any Liability relating to any Non-Networks Asset;

(d)	any Liability of either Shareholder pursuant to the terms of this Agreement;

(e)	any Liability relating to the Siemens Networks Business arising as a result of or in connection with any Allegation of Corruption, including, without limitation:
(i)	costs incurred in dealing with any investigation by any prosecuting authority or Governmental Entity;

(ii)	any Litigation brought by any customer, supplier or any other third party;

(iii)	any increase in insurance or financing costs;

(iv)	any Liability incurred in connection with the termination of any business consultancy agreement that is (or would have been but for such termination) a Siemens Networks Contract; and

(v)	any debarment or similar proceedings relating to the eligibility of, or the terms on which, any NSN Group Company can participate in any contract or tendering process; and
(f)	any Liability incurred as a result of dismissing or initiating disciplinary proceedings, including suspension, against any Tainted Employee, within three (3) months of NSN becoming aware that such person is a Tainted Employee, and “Non-Networks Liabilities” means all of them;

“Non-Networks Records” means the Nokia Non-Networks Records and the Siemens Non-Networks Records;

“Notifying Party” shall have the meaning ascribed to such term in clause 25.3;

“NSN Group Company” means NSN or any subsidiary undertaking of NSN;

“NSN Registered Auditor” means the registered auditor of NSN appointed pursuant to clause 5.3.1;

“Original Agreement” shall have the meaning ascribed to such term in Recital (C);

“Party A” shall have the meaning ascribed to such term in clause 40.6;

“Party B” shall have the meaning ascribed to such term in clause 40.6;

“Payee” shall have the meaning ascribed to such term in clause 2.7;

“Payer” shall have the meaning ascribed to such term in clause 2.7;

“Paying Party” shall have the meaning ascribed to such term in paragraph 9 of Schedule 10;

“Permitted Encumbrance” means any lien arising by operation of law and in the ordinary course of trading and not as a result of any default or omission by either Nokia (or any member of the Nokia Group) or Siemens (or any member of the Siemens Group);

“Post-Closing Compliance Review” means any review or reviews of the Allegations of Corruption conducted by NSN or Nokia (as the case may be) following Closing;

“Pre-Closing Compliance Report” means the report prepared pursuant to clause 19.3;

“Pre-Closing Compliance Review” means the joint review by Nokia and Siemens of the Allegations of Corruption conducted in accordance with the Common Interest and Confidentiality Agreement;

“Proceedings” shall have the meaning ascribed to such term in paragraph 11.2(ii) of Schedule 10;

“Proceedings Information” shall have the meaning ascribed to such term in clause 43.9;

“Pro Forma Aligned Balance Sheet” means the pro forma balance sheet reproduced at Part C of Schedule 7;

“Providing Party” shall have the meaning ascribed to such term in clause 32.1;

“Receiving Party” shall have the meaning ascribed to such term in paragraph 9 of Schedule 10;

“Records” shall have the meaning ascribed to such term in clause 32.1;

“Reference Accounts” shall have the meaning ascribed to such term in paragraph 6 of Part A of Schedule 4;

“Related Dispute” shall have the meaning ascribed to such term in clause 43.12;

“Related Parties” shall have the meaning ascribed to such term in clause 32.1;

“Relevant Percentage” shall have the meaning ascribed to such term in clause 16.9;

“Relief” has the meaning ascribed to such term in the Tax Deed;

“Relevant Employees” has the meaning ascribed to such term in paragraph 1.1.1 of Schedule 12, and “Relevant Party” has the meaning ascribed to such term in paragraph 1.1.2 of Schedule 12;

“Retirement Benefit Arrangements” has the meaning ascribed to such term in paragraph 1.1.4 of Schedule 12;

“Retirement Benefit Liabilities” has the meaning ascribed to such term in paragraph 1.1.5 of Schedule 12;

“Retirement Benefits” has the meaning ascribed to such terms in paragraph 1.1.3 of Schedule 12;

“Requesting Party” shall have the meaning ascribed to such term in clause 32.1;

“Reserved Territory” means France and the Netherlands, and “Reserved Territories” means all of them;

“Retention Plan” shall have the meaning ascribed to such term in clause 17.1;

“Shared IP Licences” means contracts to which Nokia or Siemens or any of their respective Affiliates are parties by which Nokia or Siemens (as the case may be) or any member of their respective Group has been granted a licence to use any third party Intellectual Property where such Intellectual Property is used by the Nokia Group or the Siemens Group (as the case may be) both in the Nokia Networks Business or the Siemens Networks Business (as the case may be) and in the retained business of the relevant Shareholder;

“Shareholder” means either Nokia and/or any member of the its Group (as the context requires) or Siemens and/or any member of its Group (as the context requires) and “Shareholders” means both of them and/or any member of their respective Groups (as the context requires);

“Shareholders’ Agreement” means the shareholders’ agreement in the most recent Agreed Form in relation to the management and operation of NSN;

“Siemens Actual Operating Net Asset Value” means the aggregate amount of line items 1, 2, 3, 4, 5, 6, 7, 12, 13, 14, 15 and 16 less the aggregate amount of line items 8, 9, 10, 11, 17, 18, 19, 20, 21 and 22, as shown in the Siemens Closing Statement;

“Siemens Assumed Liabilities” means all Liabilities of Siemens or any member of the Siemens Group to the extent incurred in connection with the Siemens Networks Business and the Siemens Networks Assets (including, without limitation, pursuant to any Siemens Networks Contract), and whether or not such Liabilities fall due for performance or satisfaction before or after Closing, but excluding any Non Networks Liabilities, and a “Siemens Assumed Liability” means any of them;

“Siemens Business IP” has the meaning set out in the IPR Agreement;

“Siemens Business Patents” has the meaning set out in the IPR Agreement;

“Siemens Business Trade Marks” has the meaning ascribed to it in the IPR Agreement;

“Siemens Closing Statement” means the Siemens Initial Statement as adjusted and agreed in accordance with the procedures set out in Part B of Schedule 7;

“Siemens Closing Warranties” has the meaning ascribed to such term in clause 9.2;

“Siemens Compliance Review” means the review conducted by Debevoise and Plimpton LLP as contemplated by the Common Interest and Confidentiality Agreement;

“Siemens Confidential Information” means all information (other than “Siemens Networks Confidential Information”) which is used in or otherwise relates to the Siemens Group, its business, customers or financial or other affairs including, without limitation, information relating to:
(a)	the marketing of goods or services including, without limitation, customer names and lists and other details of customers, sales targets, sales statistics, market share statistics, prices, market research reports and surveys, and advertising or other promotional materials; or

(b)	future projects, business development or planning, commercial relationships and negotiations; or

(c)	the assets and contracts of the Siemens Group;
“Siemens Delayed Business” means any part of the Siemens Networks Business which is subject to a Delayed Closing;

“Siemens Disclosure Letter” means the letter dated the date of the Original Agreement from Siemens to NSN in relation to the Siemens Warranties and the documents attached thereto;

“Siemens Divisional Report” means the divisional report in the Agreed Form;

“Siemens Employer” means the member of the Siemens Group who, prior to Closing, was the employer of the relevant Siemens Networks employee;

“Siemens Exchange Warranties” has the meaning ascribed to such term in clause 9.2;

“Siemens Group” means Siemens and its Affiliates and (where the context so requires) “member of its Group” or “member of the Siemens Group” shall mean any of Siemens or its Affiliates;

“Siemens Initial Statement” shall have the meaning ascribed to such term in paragraph 1 of Part B of Schedule 7;

“Siemens IP Licences” means the Siemens Licences-In and Siemens Licences-Out;

“Siemens Licences-In” means all contracts (except Shared IP Licences) to which Siemens or any member of its Group is a party by which Siemens or its Affiliates has been granted a licence to use any third party Intellectual Property where such Intellectual Property is used by the Siemens Group exclusively in the Siemens Networks Business;

“Siemens Licences-Out” means all contracts to which Siemens or any member of its Group is a party by which Siemens or its Affiliates has granted to a third party a licence under any of the Siemens Network IPR (to the extent that such contracts relate to such Siemens Networks IPR);

“Siemens Marks” means (a) “Siemens” including any stylised representation of such words and (b) any other trade mark, name, logo, slogan and other insignia (whether registered or not) used by the Siemens Group in its business generally, including any marks incorporating any of the foregoing and any registered or unregistered trade mark comprising or incorporating any of the foregoing translated to or represented in any language or script;

“Siemens Net Debt Amount” means the aggregate amount of line items 23, 24 and 27 less the aggregate amount of line items 25, 26, 28, 29, 30 and 31 as shown in the Siemens Closing Statement;

“Siemens Networks Assets” means (a) the benefit (subject to the burden) of the Siemens Networks Contracts, (b) the Siemens Networks Equipment, (c) the Siemens Network Freeholds, (d) the Siemens Networks Goodwill, (e) the Siemens Networks Claims, (f) the Siemens Networks IPR, (g) the Siemens Networks Leases, (h) the Siemens Networks Machinery, (i) the Siemens Networks Motor Vehicles, (j) the Siemens Networks Office Equipment, (k) the Siemens Networks Other Assets, (l) the Siemens Networks Records, (m) the Siemens Networks Stock, (n) the Siemens Networks Trade Debts, (o) the Siemens Networks WIP, (p) the Siemens Networks Cash, (q) the Siemens Tax Assets, and (r) the Siemens Networks JV Interests, but in each case excluding the Siemens Non-Networks Assets;

“Siemens Networks Business” means the carrier networks equipment and services business with telecommunication network operators and service providers, of Siemens’s communications group (COM) within:
(a)	the Mobile Networks, Fixed Networks and Carrier Services divisions; and

(b)	the Carrier Core Development and Supply Chain Management Carrier Networks functional divisions, and the Siemens Networks Business also includes shared services and management and other support functions provided by Siemens Overhead Employees;

“Siemens Networks Cash” means any cash or money at bank or cash equivalents held by Siemens or any member of its Group in relation to the Siemens Networks Business;

“Siemens Networks Claims” means the benefit of any amount to which Siemens or any member of the Siemens Group is entitled from a person (including, without limitation, an insurer) in respect of damage or injury to any of the Siemens Networks Assets other than an amount spent before Closing in repairing the damage or injury;

“Siemens Networks Confidential Information” means all information which is used in or otherwise relates to the Siemens Networks Business, or customers or financial or other affairs of the Siemens Networks Business including, without limitation, information relating to:
(a)	the marketing of goods or services including, without limitation, customer names and lists and other details of customers, sales targets, sales statistics,

market share statistics, prices, market research reports and surveys, and advertising or other promotional materials; or

(b)	future projects, business development or planning, commercial relationships and negotiations; or

(c)	the Siemens Networks Assets;
“Siemens Networks Contracts” means all the contracts to which Siemens or any member of the Siemens Group is a party and any offers made by Siemens and any member of the Siemens Group which will give rise to a contract if accepted by any third party without the need for any further action on the part of Siemens or such member of its Group and which relate exclusively or predominantly to the Siemens Networks Business and which are unperformed (wholly or partly) at Closing including, without limitation, the Siemens IP Licences supply and distribution agreements, customer and supplier contracts, leases and hire and hire purchase agreements, but excluding the Siemens Networks Joint Venture Agreements, employment contracts with the Siemens Networks Employees (save where these have been made with any member of the Siemens Group whose shares are to be transferred at Closing to NSN), the Siemens Networks Leases, the Shared IP Licences, and “Siemens Networks Contract” means any one of them;

“Siemens Networks Employees” means
(a)	any person employed by any company whose shares immediately before Closing are Siemens Shares, provided that Siemens shall procure that as at Closing such persons are limited to those persons who, prior to Closing, spent more than 50 per cent. of their working time in the Siemens Networks Business on a permanent basis;

(b)	any employee employed by Siemens or any member of the Siemens Group immediately before Closing to whom the Transfer Regulations applicable in that Territory will apply on Closing to transfer his employment to NSN or a NSN Group Company;

(c)	unless otherwise agreed in writing prior to Closing between Nokia and Siemens prior to Closing, any employee employed by Siemens or any member of the Siemens Group immediately before Closing who does not fall within sub-paragraph (a) or (b) above but who spends more than 50% of their working time in the Siemens Networks Business on a permanent basis;

(d)	such other persons as agreed in writing between Nokia and Siemens prior to Closing; and

(e)	any Siemens Overhead Employee as identified in accordance with clause 16.9;
“Siemens Networks Equipment” means the fixed plant and machinery, and leasehold improvements at the properties subject to the Siemens Networks Leases, owned by Siemens or any member of the Siemens Group and used exclusively or predominantly in connection with the Siemens Networks Business as at Closing;

“Siemens Networks Freeholds” means the freehold properties that would be reflected in line item 1 (Real Estate) of the Pro Forma Aligned Balance Sheet were it prepared as at the First Closing Date and a “Siemens Networks Freehold” means any one of those freehold properties;

“Siemens Networks Goodwill” means the goodwill of the Siemens Networks Business (but not including any goodwill associated with the Siemens Marks) and the right for NSN under Trade Marks Agreement (but not otherwise and only for as long as the Trade Marks Agreement is in force) to represent itself as operating the Siemens Networks Business in succession to Siemens and, for the avoidance of doubt, goodwill does not mean goodwill for the purposes of applicable accounting standards;

“Siemens Networks IPR” means the Siemens Business Patents, the Siemens Business IP and the Siemens Business Trade Marks;

“Siemens Networks Joint Venture Agreements” means any shareholder or joint venture agreements that relate to those companies listed in Part B of Schedule 1;

“Siemens Networks JV Interest” means the interest of Siemens or any member of its Group in any Networks Joint Venture and “Siemens Networks JV Interests” mean all of them;

“Siemens Networks Leases” means the leases, tenancies and licences in the name of Siemens or any member of the Siemens Group and used exclusively or predominantly in connection with the Siemens Networks Business as at Closing, and a “Siemens Networks Lease” means any one of those leases, tenancies or licences;

“Siemens Networks Machinery” means the loose plant, machinery, equipment and other similar articles owned by Siemens or any member of the Siemens Group, and used exclusively or predominantly in connection with the Siemens Networks Business as at Closing but excluding the Siemens Networks Motor Vehicles and the Siemens Networks Office Equipment;

“Siemens Networks Motor Vehicles” means the motor vehicles owned by Siemens or any member of the Siemens Group, and used exclusively or predominantly in connection with the Siemens Networks Business as at Closing;

“Siemens Networks Office Equipment” means the office equipment and furnishings and other similar articles owned by Siemens or any member of the Siemens Group, and used exclusively or predominantly in connection with the Siemens Networks Business as at Closing;

“Siemens Networks Other Assets” means all other property and assets owned by Siemens or any member of the Siemens Group and used exclusively or predominantly in connection with the Siemens Networks Business as at Closing (wherever located), including any other assets proposed to be transferred by Siemens or any member of its Group at Closing pursuant to any Transaction Document;

“Siemens Networks Properties” means the Siemens Networks Freeholds and the properties subject to the Siemens Networks Leases, and “Siemens Networks Property” means any of them;

“Siemens Networks Records” means the books and records held by Siemens or any member of the Siemens Group relating to the Siemens Networks Business and the Siemens Networks Assets (including, without limitation, all bought and sold ledgers, purchase and sales day books and purchase and sales invoices and the registration and renewal certificates for each Siemens Networks IPR registered at Closing) and all VAT records relating to the Siemens Networks Business, but excluding the Non-Networks Records;

“Siemens Networks Stock” means the stock of raw materials, partly finished and finished goods to the extent they are to be used in the Siemens Networks Business and which is in the possession or control of Siemens or any member of the Siemens Group as at Closing;

“Siemens Networks Trade Debts” means all amounts owing to Siemens or any member of the Siemens Group by trade debtors as at Closing to the extent they relate to the Siemens Networks Business in respect of goods or services supplied by the Siemens Networks Business (including any amounts in respect of VAT chargeable in respect of and included in such amounts) before Closing (whether or not invoiced and whether or not due and payable at that time) and a “Siemens Networks Trade Debt” means any of those amounts;

“Siemens Networks WIP” means any work in progress of Siemens or any member of the Siemens Group to the extent that this relates to the Siemens Networks Business as at Closing;

“Siemens Non-Networks Assets” means (a) all rights in relation to any Litigation in respect of which proceedings have been commenced by Siemens or any member of its Group in respect of the Siemens Networks Business prior to Closing, (b) the Siemens Non-Networks Rights, and (c) any other assets expressly excluded from the assets being transferred by Siemens or any member of its Group in accordance with the terms of this Agreement or any other Transaction Document;

“Siemens Non-Networks Contracts” means those contracts to which Siemens or any member of the Siemens Group is a party in relation to the Siemens Networks Business but which do not relate exclusively or predominantly to the Siemens Networks Business, and “Siemens Non-Networks Contract” means any of them;

“Siemens Non-Networks Records” means: (a) the statutory books, corporation tax records and accounting records of any member of the Siemens Group that is not to be transferred to NSN (or an Affiliate of NSN) at Closing; (b) any records that relate to any Siemens Non-Networks Assets; (c) any records that relate to any Non-Networks Liabilities; and (d) any records that relate to any employees engaged in the Siemens Networks Business who are not Siemens Networks Employees;

“Siemens Non-Networks Rights” has the meaning ascribed to such term in the IPR Agreement;

“Siemens Overhead Employees” shall have the meaning ascribed to such term in clause 16.9, and “Siemens Overhead Employee” shall mean of them;

“Siemens Residual Information” means any of the Siemens Networks Confidential Information which exists in the heads of employees and officers of the Siemens Group after Closing;

“Siemens Restructuring” means the restructuring program commenced by Siemens on 4 April 2006 to implement a reduction in headcount of the Siemens Networks Business of approximately 3,309 employees (on a full time equivalent basis), as more fully shown in Schedule 2;

“Siemens Restructuring Provision” has the meaning ascribed to it in clause 12.1;

“Siemens Shares” means the share capital owned by Siemens or any other member of the Siemens Group in any company which is to be transferred at Closing to NSN by Siemens (or another member of the Siemens Group);

“Siemens Tax Amount” means the aggregate amount of line items 34 and 35 less line items 36 and 37 plus all Tax receivables reflected in line item 38 less all Tax liabilities reflected in line item 38, as shown in the Siemens Closing Statement;

“Siemens Tax Assets” means all Reliefs to the extent that the same arise in respect of periods (or part of any period) on or prior to Closing and which relate to the Siemens Networks Business;

“Siemens Warranties” means the Siemens Exchange Warranties or the Siemens Closing Warranties (as the context may require);

“Siemens’s Accountants” means KPMG;

“Subordinated Loan Agreement” means the €1,000,000,000 subordinated loan agreement to be entered into at first Closing between Nokia, Siemens and NSN (which they agree to negotiate in good faith and on terms consistent with the term sheet in the Agreed Form);

“Tainted Employees” means any Siemens Networks Employee or any employee or officer of any NSN Group Company appointed by Siemens who:
(a)	has in any jurisdiction whatsoever committed, been charged, or informed by a Governmental Entity that he/she is likely to be charged, with any offence directly or indirectly relating to an Allegation of Corruption; or

(b)	has had any claim or civil proceedings issued against him/her in any court or tribunal in any jurisdiction whatsoever directly or indirectly connected with any Allegation of Corruption; or

(c)	has had any claim or civil proceedings threatened against him/her in any court or tribunal in any jurisdiction whatsoever directly or indirectly connected with any Allegation of Corruption; or

(d)	has had any disciplinary action or other employment sanction including suspension of employment initiated against him/her by any member of the Siemens Group or, following consultation with Siemens, by any member of the NSN Group which is directly or indirectly connected with an Allegation of Corruption; or;

(e)	is identified in the Pre-Closing Compliance Report or in the course of a Post-Closing Compliance Review as being a person in respect of whom credible evidence has been obtained that such person:
(i)	had any knowledge of a matter which is the subject of an Allegation of Corruption and failed to take reasonable steps to disclose such knowledge to appropriate persons (whether within the Siemens Group or to any appropriate Governmental Entity) in an appropriate and timely manner; or

(ii)	had assisted (or had attempted to assist) in any manner (whether by act or omission) in concealing, disguising or re-characterising a matter which is the subject of an Allegation of Corruption; or
(f)	has been identified by any member of the Siemens Group or any Governmental Entity as being suspected of having done any of the matters referred to in paragraph (e) above;
“Target Company” has the meaning ascribed to such term in clause 10.3.1;

“Tax” or “Taxation” means all governmental, state, local community, municipal or regional taxes, levies, duties, charges, imposts, deductions, withholdings and social security contributions of any kind arising in any part of the world including, without limitation:
(a)	corporation tax, advance corporation tax, income tax, capital or chargeable gains tax, inheritance tax, VAT, national insurance contributions, capital duty, stamp duty, stamp duty reserve tax, stamp duty land tax, duties of customs and excise, climate change levy and all taxes on gross and net income, profits or gains, receipts, sales, use, occupation, franchise, added value, personal property or net worth; and

(b)	all fines, penalties, charges, costs and interest included in or relating to any Tax, in all cases, wherever and whenever imposed;

“Tax Authority” means any revenue, customs or fiscal governmental, state, community, municipal or regional authority, body or person anywhere in the world competent to impose, administer or collect Tax;

“Tax Deed” means the deed of indemnification in the most recent Agreed Form in relation to certain Taxation matters;

“Termination Costs” means any redundancy or severance payment payable under (i) applicable legislation at the date of termination of employment, (ii) a contract of employment as at the date of the Original Agreement, (iii) any applicable policy, established custom or practice, social plan or collective bargaining agreement in each case as at the date of the Original Agreement arising on termination of employment which is not (a) a Retirement Benefit Liability, or (b) an Accrued Employee Liability;

“Territory” means any territory in which the Networks Businesses are carried out at Closing, and “Territories” means all of them;

“Third Party” has the meaning ascribed to such term in paragraph 10 of Schedule 10;

“Third Party Claim” has the meaning ascribed to such term in paragraph 11 of Schedule 10;

“Trade Marks Agreement” means the agreement in the Agreed Form pursuant to which Nokia (or any member of its Group) and Siemens (or any member of its Group) will grant NSN licences to use the Combined Name and the Combined Logo in its business;

“Transaction” means the proposed transfer of the Nokia Networks Business and the Siemens Networks Business to NSN in accordance with the terms of this Agreement and the Transaction Documents;

“Transaction Documents” means this Agreement, any agreement contemplated to be entered into at First Closing pursuant to this Agreement, the Business Combination Agreement, and any agreement contemplated to be entered into pursuant to the Business Combination Agreement;

“Transfer Regulations” means local laws under which the employment of an employee assigned to an undertaking or business (or part thereof) being transferred by way of asset transfer will transfer by operation of law to the transferee concerned, including but not limited to local laws implementing EU Directive 2001/23/EC (Acquired Rights Directive) and local laws implementing the concept of employer substitution;

“Transfer Taxes” has the meaning ascribed to such term in the Tax Deed;

“Transitional Services Agreement” means the agreement to be agreed between Nokia and Siemens (which they agree to negotiate in good faith) relating to the provision to or by NSN of certain transitional services relating to the Networks Businesses following the First Closing Date;

“VAT” means any value added tax, goods and services tax, sales or use tax and any similar tax, including (without limitation) such tax as may be levied in accordance with, but subject to derogation from, Directive 77/388/EEC;

“Warranties” means the Nokia Warranties and the Siemens Warranties and “Warranty” means any of them;

“Warranty Claim” means a Claim in respect of a breach of Warranty; and

“Working Hours” means 9.30 a.m. to 5.00 p.m. on a Business Day.

1.2	In this Agreement, unless otherwise specified:
1.2.1	a “subsidiary undertaking” is to be construed in accordance with section 258 of the Companies Act 1985 and to a “subsidiary” is to be construed in accordance with section 736 of the Companies Act 1985;

1.2.2	references to a “clause”, “paragraph”, “sub-paragraph”, “Part” and “Schedule” is to a clause, paragraph, sub-paragraph, Part of, and Schedule to, this Agreement;

1.2.3	a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

1.2.4	headings to clauses and Schedules are for convenience only and do not affect the interpretation of this Agreement;

1.2.5	the Schedules and any attachments form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Schedules;

1.2.6	references to this Agreement, or to any other document, or to any specified provision of this Agreement, or any other document, are to this Agreement, that document or that provision as in force for the time being, as amended, modified, supplemented, varied, assigned or novated, from time to time;

1.2.7	references to a “company” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

1.2.8	references to a “person” shall be construed so as to include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality), its successors and assigns;

1.2.9	words importing the singular include the plural and vice versa, words importing a gender include every gender;

1.2.10	references to a “party” or “parties” means a party or the parties to this Agreement and includes a reference to such party’s successors and permitted assigns;

1.2.11	references to “indemnify” and “indemnifying” any person against any circumstance include indemnifying and keeping that person harmless from all actions, claims and proceedings from time to time made against that person and all loss or damage and all payments, costs or expenses made or incurred by that person as a consequence of or which would not have arisen but for that circumstance;

1.2.12	references to writing shall include any modes of reproducing words in a legible and non-transitory form;

1.2.13	references to “Euros” or to “€” shall be construed as references to the lawful currency for the time being of the European Union;

1.2.14	references to any obligation, requirement or undertaking on the part of Nokia or Siemens (as the case may be) shall be deemed to include an obligation, requirement or undertaking on behalf of Nokia or Siemens (as the case may be) to procure that in relation to its Networks Business any member of its Group also comply with such obligation, requirement or undertaking;

1.2.15	any right of Nokia or Siemens shall be held by such Shareholder in its own right and also on trust for any Affiliates in relation to its Networks Business and such Shareholder may enforce such right on its own account and/or as trustee for any of its Affiliates;

1.2.16	references to assets being transferred to or contracts of employment being transferred to or liabilities being assumed by, or any company being transferred to or merged with, NSN shall be deemed to include a reference to such assets being transferred or contracts of employment being transferred to or liabilities being assumed by any wholly-owned subsidiary of NSN at Closing or any company which becomes a wholly-owned subsidiary of NSN as at Closing;

1.2.17	any monetary sum to be taken into account for the purposes of any Warranty where that sum is expressed in a currency other than Euros shall be translated into Euros at the closing mid-point Euro spot rate applicable to the balance of all such amounts as are expressed in that non-Euro currency at close of business in London on the date of the Original Agreement (or, if such day is not a Business Day, on the Business Day immediately preceding such day) as shown in The Financial Times (London Edition) published on the next following day or if The Financial Times (London Edition) is not published on that day the closing middle point spot rate quoted by Barclays Bank PLC for Euros applicable to amounts of €1,000,000 or more;

1.2.18	where it is necessary to determine whether a monetary limit or threshold set out in paragraphs 2 and 4 of Schedule 10 has been reached or exceeded and the value of the Warranty Claim is expressed in a currency other than Euros, the value of that Warranty Claim shall be translated into Euros at the closing mid-point Euro spot rate applicable to that amount of that non-Euro currency at close of business in London on the date of receipt by Nokia or Siemens of written notification from NSN in accordance with paragraph 4 of Schedule 10 of the existence of such claim (or, if such day is not a Business Day, on the Business Day immediately preceding such day) as shown in The Financial Times (London Edition) published on the next following day or if The Financial Times (London Edition) is not published on that day the closing middle point spot rate quoted by Barclays Bank PLC for Euros applicable to amounts of €1,000,000 or more;

1.2.19	where it is necessary to determine any monetary sum to be taken into account in calculating:

(a)	the Nokia Actual Operating Net Asset Value or the Nokia Net Debt Amount; or

(b)	the Siemens Actual Operating Net Asset Value or the Siemens Net Debt Amount,
which is expressed in a currency other than Euros shall be translated into Euros at the closing mid point Euro spot rate applicable to the balance of all such amounts as are expressed in that non-Euro currency at close of business in London on the day immediately preceding the First Closing Date (or, if such day is not a Business Day, on the Business Day immediately preceding such day) as shown in the Financial Times (London Edition) published on the next following day or if the Financial Times (London Edition) is not published on that day the closing middle point rate quoted by Barclays Bank PLC for Euros applicable to amounts of €1,000,000 or more;

1.2.20	references to times of the day are to London time;

1.2.21	general words shall not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of acts, matters or things; and

1.2.22	a reference to a person’s awareness, knowledge, information or belief is deemed to include awareness, knowledge, information or belief which that person would have if he had made all reasonable enquiries of such matters.
2.	ESTABLISHMENT OF AND TRANSFER OF NETWORKS BUSINESSES TO NSN

Establishment of NSN

2.1	The parties hereto agree that following execution of this Agreement, NSN shall have the same rights and obligations hereunder as if it had entered into the Original Agreement on 19 June 2006 as “NewCo” (as such term was defined in the Original Agreement).

Transfer of Networks Businesses to NSN

2.2	On the terms and subject to the conditions set out in this Agreement:
2.2.1	Nokia (on behalf of itself and its relevant Affiliates) agrees to transfer (or procure the transfer by an Affiliate of, and NSN (on behalf of itself and any of its relevant Affiliates)), and NSN agrees to receive, the Nokia Networks Business as a going concern and the Nokia Networks Assets as at close of business on the First Closing Date, subject always to the provisions of clauses 8.6 to 8.13 and excluding the Nokia Non-Networks Assets; and

2.2.2	Siemens (on behalf of itself and its relevant Affiliates) agrees to transfer (or procure the transfer by an Affiliate of, and NSN (on behalf of itself and any of its relevant Affiliates)), and NSN agrees to receive, the Siemens Networks Business as a going concern and the Siemens Networks Assets as at close of business on the First Closing Date, subject always to the provisions of clauses 8.6 to 8.13 and excluding the Siemens Non-Networks Assets.

2.3	Each Shareholder acknowledges that, subject to and in accordance with the Business Combination Agreement, the transactions contemplated by clauses 2.3.1 and 2.3.2 may take place:
2.3.1	by the transfer of Networks Assets to NSN or to a wholly-owned subsidiary of NSN on the terms provided in this Agreement and the Business Combination Agreement or (in the case of the Nokia Networks IPR and the Siemens Network IPR, pursuant to the provisions of the IPR Agreement);

2.3.2	by the transfer to a company formed for that purpose of Networks Assets on the terms provided in this Agreement and pursuant to the Business Combination Agreement and the subsequent transfer of the entire issued share capital of that company to (or merger of such company with) NSN or to a wholly-owned subsidiary of NSN;

2.3.3	by the transfer of the issued share capital of any company held by either Shareholder (or any member of its Group) that at Closing holds Networks Assets to (or merger of such company with) NSN or a wholly-owned subsidiary of NSN pursuant to the Business Combination Agreement; or

2.3.4	by such other means as each Shareholder may reasonably determine in order to give effect to the provisions of clauses 2.3.1 or 2.3.2, as the case may be,
PROVIDED THAT the parties shall use all reasonable endeavours to effect the transactions contemplated hereby in such manner as will avoid any Liability in relation to Allegations of Corruption identified prior to Closing, or shares in any member of the Siemens Group which may be subject to such Liability, being transferred to NSN or any NSN Group Company taking into account, amongst other things, Siemens’s tax planning and the materiality of such a member of the Siemens Group to the operation of the Siemens Networks Business.

2.4	Any transfer pursuant to clause 2.4, whether of Networks Assets or of Networks Business Shares shall be made with full title guarantee (or such covenant as to title as may be applicable in the Territory where such Networks Assets or Networks Business Shares are being transferred) and free from Encumbrances other than Permitted Encumbrances.

2.5	The basis on which:
2.5.1	each Shareholder shall make the Non-Exclusive Assets used in its Networks Business available to NSN; and

2.5.2	NSN will make available to each Shareholder those Networks Assets that are not used exclusively in the Networks Businesses as at Closing, shall either be set out in the Transitional Services Agreement or shall be negotiated in good faith between NSN and the relevant Shareholder after Closing.

Treatment of Payments

2.6	Any amount payable, or any other adjustment to be made, by one party (the “Payer”) to another or to any of its Affiliates (the “Payee”):
2.6.1	in respect of any Claim;

2.6.2	pursuant to any indemnity set out in this Agreement;

2.6.3	pursuant to clauses 6, 13 or 19 of this Agreement; or

2.6.4	pursuant to the Tax Deed or the Environmental Deed,
shall be paid on the due date and the Payer and the Payee shall accord such payment such characterisation for Tax purposes as each of them may think fit and appropriate in the circumstances.

3.	ASSUMED LIABILITIES

3.1	On the terms and subject to the conditions set out in this Agreement:
3.1.1	NSN (on behalf of itself and its relevant Affiliates) agrees with Nokia (for itself and for each member of the Nokia Group) as at Closing to assume the Nokia Assumed Liabilities and to discharge the Nokia Assumed Liabilities in accordance with their terms and shall indemnify Nokia (and each other member of the Nokia Group) against any Nokia Assumed Liabilities; and

3.1.2	NSN (on behalf of itself and its relevant Affiliates) agrees with Siemens (for itself and for each member of the Siemens Group) as at Closing to assume the Siemens Assumed Liabilities and to discharge the Siemens Assumed Liabilities in accordance with their terms and shall indemnify Siemens (and each other member of the Siemens Group) against any Siemens Assumed Liabilities.
3.2	The Shareholders each acknowledge that the assumption of Assumed Liabilities by NSN (on behalf of itself and its relevant Affiliates) contemplated by clauses 3.1.1 and 3.1.2 may take place, in the discretion of the relevant Shareholder and subject to consulting with and taking into account the reasonable comments of the other Shareholder:
3.2.1	directly by the assumption by NSN or a wholly-owned subsidiary of NSN of the Assumed Liabilities on the terms provided by this Agreement and the Business Combination Agreement;

3.2.2	by the assumption of Assumed Liabilities by a company on the terms provided in this Agreement and the Business Combination Agreement and the transfer of the entire issued share capital of that company to (or merger of such company with) NSN or to a wholly-owned subsidiary of NSN pursuant to the Business Combination Agreement;

3.2.3	by the transfer of the entire issued share capital of a company to (or merger of such company with) NSN or to a wholly-owned subsidiary of NSN pursuant to the Business Combination Agreement where such company whose shares are to be so acquired or merged is liable at Closing for Assumed Liabilities; or

3.2.4	by such other means as each Shareholder may reasonably determine in order to give effect to the provisions of clause 3.1.
4.	CONSULTATION OBLIGATIONS

4.1	The parties hereby acknowledge and agree that:
4.1.1	clause 2.3 is not to be regarded as an intention, agreement or commitment by either of Nokia or Siemens to transfer any Networks Assets; and

4.1.2	clause 3.1 is not to be regarded as an intention, agreement or commitment of NSN to assume any Assumed Liabilities, in a Reserved Territory.

4.2	Following the date of this Agreement, Nokia and Siemens will comply with all applicable legal requirements (whether statutory or pursuant to any written agreement entered into prior to the date of this Agreement with, or set out in the constitution of, any Employee Representative Body prior to such date) in relation to information, consultation or notification with any Employee Representative Body (a) in each Reserved Territory that would be required in connection with the inclusion of such Reserved Territory in the Transaction, and (b) in the other Territories in connection with the transfer of its Networks Business in those Territories.

4.3	If, following all mandatory consultation with any Employee Representative Body in accordance with the laws of any Reserved Territory in relation to the Transaction, it is decided by the parties to transfer to NSN those assets that would be (but for clause 4.1) Networks Assets in that Reserved Territory and for NSN to assume those liabilities that would be (but for clause 4.1) Assumed Liabilities in that Reserved Territory, such assets shall thereafter be included as part of the Networks Assets to be transferred to NSN pursuant to clause 2.3 and such liabilities shall thereafter be included as part of the Assumed Liabilities to be assumed by NSN pursuant to clause 3.1.

5.	BUSINESS COMBINATION AGREEMENT

5.1	Each Shareholder agrees to negotiate in good faith with the other in order to enter into the Business Combination Agreement as soon as is practicable after the date of this Agreement. The Business Combination Agreement will:
5.1.1	include a steps plan indicating the precise means by which each Shareholder will comply with its obligations pursuant to clauses 2 and 3;

5.1.2	describe any corporate reorganisation that either Shareholder will carry out in relation to its Networks Business prior to Closing;

5.1.3	include drafts in a form agreed at the time of entry into the Business Combination Agreement of such further documentation as may be required to give effect to the transactions contemplated by clauses 2 and 3 and the intention of the parties (which is hereby acknowledged and agreed) that after First Closing Nokia will hold all of the “A” Shares and Siemens will hold the same number and all of the “B” Shares;

5.1.4	identify the Networks Assets and Networks Employees that each Shareholder will transfer to NSN and the Assumed Liabilities that NSN will assume, whether directly or indirectly, subject to such changes in those assets as may take place in the ordinary course of business prior to Closing or as may otherwise be agreed by the Shareholders;

5.1.5	reflect the result of any consultation with any Employee Representative Body in connection with the Transaction;

5.1.6	set out the apportionment of certain values of the transfers to be made to NSN by each of the Shareholders; and

5.1.7	be subject to the same governing law and jurisdiction provisions as this Agreement.
5.2	Nokia and Siemens currently intend that the shares in NSN to be issued to them at Closing will be held by a single entity in their respective Groups.

5.3	Each of Nokia and Siemens agree to procure that:
5.3.1	PricewaterhouseCoopers be appointed as the NSN Registered Auditor on such terms as the Board of NSN may determine within one (1) month of the date of incorporation of NSN; and

5.3.2	the NSN Registered Auditor delivers to NSN pursuant to article 2:204b of paragraph 2 of the Dutch Civil Code a statement in relation to the value of the assets being transferred by each of Nokia and Siemens to NSN.
5.4	Nokia and Siemens each agree that they will use their reasonable endeavours to assist each other to implement the Transaction in an efficient manner in each Territory. Subject to the consent of the other (not to be unreasonably withheld or delayed), either Shareholder shall be entitled to include among the assets transferred to the NSN Group pursuant to the Transaction any Non-Exclusive Assets if it determines in its reasonable opinion that it would be necessary to do so in order to ensure that any transfer identified in the Business Combination Agreement implements the Transaction in an efficient manner.

6.	POST-CLOSING ADJUSTMENTS

6.1	Following Closing, the Shareholders shall give effect to Schedule 7.

6.2	Each payment referred to in this clause 6 shall be made in immediately available funds by transfer of funds for same day value to such account as shall be notified by Nokia or Siemens or NSN as the case may be and shall carry interest at the Agreed Rate from the First Closing Date to the date of payment.

Nokia Net Debt

6.3	If the Nokia Net Debt Amount:
6.3.1	is greater than zero, the amount of the difference, together with an amount equivalent to interest thereon at the Agreed Rate (accrued daily and compounded monthly) for the period from the First Closing Date to the date of payment, shall be paid by NSN (for itself and on behalf of its relevant Affiliate) to Nokia (for itself and on behalf of its relevant Affiliate) within ten (10) Business Days of the agreement or determination of the Nokia Net Debt Amount; or

6.3.2	is less than zero, the amount of the difference, together with an amount equivalent to interest thereon at the Agreed Rate (accrued daily and compounded monthly) for the period from the First Closing Date to the date of payment, shall be paid by Nokia (for itself and on behalf of its relevant Affiliate) to NSN (for itself and on behalf of its relevant Affiliate) within five (5) Business Days of the agreement or determination of the Nokia Net Debt Amount.
Siemens Net Debt

6.4	If the Siemens Net Debt Amount:
6.4.1	is greater than zero, the amount of the difference, together with an amount equivalent to interest thereon at the Agreed Rate (accrued daily and compounded monthly) for the period from the First Closing Date to the date of payment, shall be paid by NSN (for itself and on behalf of its relevant Affiliate) to Siemens (for itself and on behalf of its relevant Affiliate) within ten (10) Business Days of the agreement or determination of the Siemens Net Debt Amount; or

6.4.2	is less than zero, the amount of the difference, together with an amount equivalent to interest thereon at the Agreed Rate (accrued daily and compounded monthly) for the period from the First Closing Date to the date of payment, shall be paid by Siemens (for itself and on behalf of its relevant Affiliate) to NSN (for itself and on behalf of its relevant Affiliate) within five (5) Business Days of the agreement or determination of the Siemens Net Debt Amount.
Nokia Taxes

6.5	If the Nokia Tax Amount:
6.5.1	is greater than zero, the amount of the difference, together with an amount equivalent to interest thereon at the Agreed Rate (accrued daily and compounded monthly) for the period from the First Closing Date to the date of payment, shall be paid by NSN (for itself and on behalf of its relevant Affiliate) to Nokia (for itself and on behalf of its relevant Affiliate) within ten (10) Business Days of the agreement or determination of the Nokia Tax Amount; or

6.5.2	is less than zero, the amount of the difference, together with an amount equivalent to interest thereon at the Agreed Rate (accrued daily and compounded monthly) for the period from the First Closing Date to the date of payment, shall be paid by Nokia (for itself and on behalf of its relevant

Affiliate) to NSN (for itself and on behalf of its relevant Affiliate) within five (5) Business Days of the agreement or determination of the Nokia Tax Amount.
Siemens Taxes

6.6	If the Siemens Tax Amount:
6.6.1	is greater than zero, the amount of the difference, together with an amount equivalent to interest thereon at the Agreed Rate (accrued daily and compounded monthly) for the period from the First Closing Date to the date of payment, shall be paid by NSN (for itself and on behalf of its relevant Affiliate) to Siemens (for itself and on behalf of its relevant Affiliate) within ten (10) Business Days of the agreement or determination of the NSN Tax Amount; or

6.6.2	is less than zero, the amount of the difference, together with an amount equivalent to interest thereon at the Agreed Rate (accrued daily and compounded monthly) for the period from the First Closing Date to the date of payment, shall be paid by Siemens (for itself and on behalf of its relevant Affiliate) to NSN (for itself and on behalf of its relevant Affiliate) within five (5) Business Days of the agreement or determination of the Siemens Tax Amount.
Nokia Operating Net Assets

6.7	If the Nokia Actual Operating Net Asset Value is less than €1,600,000,000 (1.6 billion Euros), Nokia (for itself and on behalf of its relevant Affiliate) shall pay to NSN (for itself and on behalf of its relevant Affiliate) the amount of such shortfall within five (5) Business Days of the agreement or determination of the Nokia Actual Operating Net Asset Value.

6.8	If the Nokia Actual Operating Net Asset Value exceeds €1,600,000,000 (1.6 billion Euros), there shall be no adjustment as a result.

Siemens Operating Net Assets

6.9	If the Siemens Actual Operating Net Asset Value is less than €1,600,000,000 (1.6 billion Euros), Siemens (for itself and on behalf of its relevant Affiliate) shall pay to NSN (for itself and on behalf of its relevant Affiliate) the amount of such shortfall within five (5) Business Days of the agreement or determination of the Siemens Actual Operating Net Asset Value.

6.10	If the Siemens Actual Operating Net Asset Value exceeds €1,600,000,000 (1.6 billion Euros), there shall be no adjustment as a result.

7.	CONDITIONS PRECEDENT

7.1	Closing is conditional on the conditions set out in Schedule 4 being satisfied (or, waived in accordance with clause 7.8), ALWAYS PROVIDED that if any of the Conditions set out in Part B of Schedule 4 have not been satisfied or waived at the first date when all of the Conditions set out in Part A of Schedule 4 have been satisfied or waived, then the parties shall proceed to Closing other than in those Territories in respect of which any

Condition set out in Part B of Schedule 4 has not been satisfied or waived and clauses 8.6 to 8.13 shall apply in respect of those Territories.

7.2	Subject to Clause 7.3, each party shall use its reasonable endeavours to ensure that the Conditions are satisfied as soon as reasonably practicable.

7.3	Nokia and Siemens shall have joint responsibility for the satisfaction of the Mandatory Conditions set out in paragraphs 1 and 2 of Part A of Schedule 4. Nokia shall have primary responsibility for the satisfaction of the Mandatory Condition set out in paragraph 3 of Part A of Schedule 4 and, to the extent that they relate to the Nokia Networks Business, the Conditions set out in Part B of Schedule 4. Siemens shall have primary responsibility for the satisfaction of the Mandatory Condition set out in paragraph 4 of Part A of Schedule 4 and, to the extent that they relate to the Nokia Networks Business, the Conditions set out in Part B of Schedule 4. Siemens shall have the sole responsibility for the satisfaction of the Condition set out in paragraph 6 of Part A of Schedule 4.

7.4	Nokia and Siemens shall take all steps reasonably necessary (including making appropriate submissions, notifications and filings with any Governmental Entity) which are required in order to satisfy the Mandatory Conditions set out in paragraphs 1 and 2 of Part A of Schedule 4. In consultation with each other, as soon as reasonably practicable and without limitation, each of them shall:
7.4.1	(subject as set out below) progress such submissions, notifications and filings with all diligence;

7.4.2	(subject as set out below) provide all information which is requested or required by any such Governmental Entity;

7.4.3	promptly notify each other (and provide copies or, in the case of non written communications, details) of any communications from and to any such Governmental Entity relating to any such submissions, notifications and filings;

7.4.4	make any merger, competition or anti-trust filings with any Governmental Entity only after having obtained the prior written consent of the Other Party to the making of such application and to the form and content of the relevant application (such consent not to be unreasonably withheld or delayed);

7.4.5	where reasonably practicable and where the presence of the Other Party would not be likely to prejudice the outcome of such meetings, allow the Other Party to attend any meetings with any Governmental Entity relating to any such submissions, notifications and filings;

7.4.6	not make any commitments to any Government Entity that might reasonably be expected to deprive NSN of the benefit of the Transaction to a material extent without having obtained the prior written consent of the Other Party; and

7.4.7	regularly review with the Other Party the progress of any submissions, notifications or filings to any Governmental Entity (including, where necessary, seeking to identify appropriate commitments to address any anti-trust concerns identified by any Governmental Entity) and discuss with the Other Party the scope, timing and tactics of any such commitments with a view to obtaining clearance from any Governmental Entity at the earliest reasonable opportunity.
7.5	The party with primary or sole responsibility for the satisfaction of any Condition shall take all steps necessary for that purpose and shall:
7.5.1	consult with the Other Party and take into account its reasonable comments prior to taking any material step in connection with satisfying any Condition;

7.5.2	inform the Other Party in relation to any material developments in connection with its endeavours to satisfy any Condition;

7.5.3	promptly copy to the Other Party any communications received or sent by it in connection with its endeavours to satisfy any Condition; and

7.5.4	promptly notify the Other Party on becoming aware that any Condition has been satisfied.
7.6	Each party will promptly notify the Other Party if it becomes aware of a fact or circumstance that might prevent any Condition being satisfied. The party with primary responsibility for satisfaction of each Condition shall give notice to the Other Party of the satisfaction of the relevant Condition(s) within two (2) Business Days of becoming aware of the same.

7.7	If any Mandatory Condition has not been satisfied prior to the First Closing Long Stop Date, this Agreement shall terminate automatically and with immediate effect.

7.8	Any Condition (other than the Conditions set out in paragraphs 5 and 6 of Part A of Schedule 4) may only be waived by both Shareholders acting jointly. The Conditions set out in paragraphs 5 and 6 of Part A of Schedule 4 are for the sole benefit of Nokia and may be waived by Nokia in its absolute discretion.

8.	FIRST CLOSING AND DELAYED CLOSING

First Closing

8.1	First Closing will take place outside the United Kingdom at a location to be agreed by the Shareholders on the First Closing Date.

8.2	First Closing shall take place only in respect of the Networks Business in those Territories for which a Further Condition does not exist or has otherwise been satisfied (or, where capable of waiver, waived by both Shareholders acting jointly) by the Shareholders.

8.3	At First Closing, each party shall do all those things respectively required of them (and shall procure that each member of their respective Groups shall do all those things required of them):
8.3.1	pursuant to Schedule 5; and

8.3.2	as may otherwise be required at that time pursuant to the terms of the Business Combination Agreement or any Transaction Document.
8.4	Neither Nokia nor Siemens is obliged to proceed to First Closing unless the other complies in all material respects with its obligations under clauses 8.1 to 8.3 and Schedule 5.

8.5	If First Closing does not take place on the date originally scheduled for First Closing because Nokia or Siemens (as the case may be) (the “First Closing Defaulting Party”) fails to comply with any of their obligations under clauses 8.1 to 8.3 and Schedule 5 (whether such failure amounts to a repudiatory breach or not), the other party (the “First Closing Non-Defaulting Party”) may by notice to the First Closing Defaulting Party:
8.5.1	proceed to First Closing to the extent reasonably practicable (without prejudice to its rights in respect of those matters for which it is not practicable to proceed to First Closing at that time); or

8.5.2	postpone First Closing to the last Business Day of the next calendar month after the date originally scheduled for First Closing (and in any event not later than the First Closing Long Stop Date).
Delayed Closings

8.6	Where a Further Condition with respect to any Delayed Territory remains unsatisfied on the First Closing Date, the transfer to NSN of the Networks Business the subject of such Further Condition (but not any Networks Business which is not subject of such Further Condition) shall be postponed to a Delayed Closing Date.

8.7	Each Delayed Closing will take place outside the United Kingdom at such location as the Shareholders may agree in writing prior to such Delayed Closing on the relevant Delayed Closing Date. Nokia and Siemens shall procure that the provisions of clause 5.2 are followed mutatis mutandis to the extent that NSN is to issue any new shares in connection with any Delayed Closing.

8.8	On each Delayed Closing Date, completion of the transfer to NSN (on behalf of itself and its relevant Affiliates) of the Networks Business in the relevant Delayed Territory shall take place in accordance with the terms of the relevant Transaction Documents.

8.9	At each Delayed Closing, each party shall do all those things respectively required of them (and shall procure that each member of their respective Groups shall do all things required of them):
8.9.1	pursuant to Schedule 6; and

8.9.2	as may otherwise be required at that time pursuant to the terms of the Business Combination Agreement and any Transaction Documents.
8.10	Neither Nokia nor Siemens is obliged to proceed to Delayed Closing unless the other complies in all material respects with its obligations under clauses 8.6 to 8.9 and Schedule 6.

8.11	If any Delayed Closing does not take place on the date originally scheduled for such Delayed Closing because Nokia or Siemens (as the case may be) (the “Delayed Closing Defaulting Party”) fails to comply with any of their obligations under clauses 8.6 to 8.9 and Schedule 6 (whether such failure amounts to a repudiatory breach or not), the other party (the “Delayed Closing Non-Defaulting Party”) may by notice to the Delayed Closing Defaulting Party:
8.11.1	proceed to such Delayed Closing to the extent reasonably practicable (without prejudice to its rights in respect of those matters for which it is not practicable to proceed to such Delayed Closing at that time); or

8.11.2	postpone such Delayed Closing to the last Business Day of the next calendar month after the date originally scheduled for such Delayed Closing.
8.12	The following provisions shall apply from First Closing until the relevant Delayed Closing to the Delayed Businesses which are the subject of a Further Condition which remains unsatisfied at First Closing:
8.12.1	Nokia and Siemens shall continue to use all reasonable endeavours to satisfy such Further Condition as soon as reasonably practicable; and

8.12.2	Nokia and Siemens shall each continue to observe the undertakings set out in Schedule 3 in relation to any Delayed Business operated by them that is the subject of such Further Condition.
8.13	The Shareholders shall procure that NSN (on behalf of itself and its relevant Affiliates) indemnifies the relevant Shareholder (and each of its Affiliates) in respect of any Liability incurred by any of them in respect of any Delayed Business after the First Closing Date and the relevant Shareholder agrees to procure that any income received after the First Closing Date in respect of any Delayed Business is paid to NSN (on its own behalf and, if relevant, on behalf of any relevant Affiliate) as soon as reasonably practicable after it has been received by the relevant member of that Shareholder’s Group.

9.	WARRANTIES AND PRE-CLOSING CONDUCT

9.1	Nokia hereby warrants to each of NSN and Siemens in the terms set out in Schedule 8 (the “Nokia Exchange Warranties”) as at 19 June 2006. Immediately before First Closing, Nokia warrants in the terms set out in Schedule 8 by reference to the facts and circumstances existing as at First Closing (the “Nokia Closing Warranties”).

9.2	Siemens hereby warrants to each of NSN and Nokia in the terms set out in paragraphs 1 to 10 of Schedule 9 (the “Siemens Exchange Warranties”) as at 19 June 2006. Immediately before First Closing, Siemens warrants on the terms set out in Schedule 9 by reference to the facts and circumstances existing as at First Closing (the “Siemens Closing Warranties”).

9.3	For the purposes of clauses 9.1 and 9.2 only, where in a Warranty any of the Nokia Networks Assets or the Siemens Networks Assets is referred to, that defined term is to be construed as if the words “as at Closing” were replaced with the words “as at 19 June

2006” (in respect of the Warranties to be given as at 19 June 2006) and “as at First Closing” (in respect of the Warranties to be given as at First Closing).

9.4	Each Warranty is to be construed independently and (except where this Agreement provides otherwise) is not limited by a provision of this Agreement or another Warranty.

9.5	The Nokia Warranties are qualified by the matters fairly disclosed in the Nokia Disclosure Letter. The Siemens Warranties are qualified by the matters fairly disclosed in the Siemens Disclosure Letter.

9.6	The provisions of Schedule 10 shall apply in relation to Warranty Claims.

9.7	If Closing does not occur, only Nokia and Siemens (and not NSN) shall be entitled to bring a Warranty Claim. If Closing occurs, only NSN (and not Nokia or Siemens) shall be entitled to bring a Warranty Claim.

9.8	Each of Nokia and Siemens agrees and undertakes (in the absence of fraud) not to make any claim against any directors, officers or employees of any members of their respective Groups who at Closing will become a director, officer or employee of NSN or enforce a right which either of them may have in respect of a misrepresentation, inaccuracy or omission in or from information or advice provided by such a person for the purpose of assisting them to give a Warranty or prepare the Nokia Disclosure Letter or the Siemens Disclosure Letter (respectively).

9.9	NSN agrees and undertakes that (in the absence of fraud) it has no rights against and shall not make any claim against any employee, director, agent, officer or adviser of Nokia, Siemens or any member of their respective Groups, in each case on whom it may have relied before agreeing to any term of this Agreement or any other agreement or document referred to herein (including in the Nokia Disclosure Letter or the Siemens Disclosure Letter) or entering into this Agreement or any other agreement or document referred to herein.

9.10	Between execution of this Agreement and First Closing:
9.10.1	each of Nokia and Siemens shall (and shall procure that any members of their respective Groups involved in the operation of their Networks Business shall) comply with the undertakings set out in Schedule 3; and

9.10.2	each Shareholder shall notify the other immediately if it becomes aware of a fact or circumstance which constitutes or is likely to constitute:
(a)	a breach by it of clause 9.10.1;

(b)	a Material Adverse Change in respect of its Networks Business;

(c)	a material breach by it of clause 9.1 or 9.2 (as the case may be); or

(d)	a material breach by it of this Agreement.

10.	INDEMNITIES

Non-Networks Liabilities

10.1	Nokia and Siemens agree that from Closing each of them shall indemnify NSN (on behalf of itself and, save in respect of any fine, penalty or other liability resulting from the commission of a criminal offence by any such Affiliate, on behalf of its relevant Affiliates) from and against any Non-Networks Liabilities suffered by NSN (or any NSN Group Company) arising in relation to the business carried on by that Shareholder’s Group, save to the extent that any such Non-Networks Liabilities are either:

10.1.1 already provided for in either the Nokia Closing Statement or the Siemens Closing Statement (as the case may be); or

10.1.2 the subject of indemnification pursuant to any other Transaction Document

10.2	Nokia and Siemens agree that from Closing each of them shall indemnify the other (on behalf of itself and its relevant Affiliates) from and against any Non-Networks Liabilities suffered by the other (or any of its Affiliates) arising as a result of the transactions contemplated by this Agreement and in relation to the business carried on by that Shareholder’s Group, ALWAYS PROVIDED THAT neither Nokia nor Siemens shall be entitled to indemnification under this clause 10.2 in respect of such a Non-Networks Liability:
10.2.1	arising from a Non-Networks Liability suffered by NSN, whether or not NSN pursues any claim for indemnification in respect of this; or

10.2.2	arising as a result of any action, claim, demand or legal proceeding brought against it by any of its respective shareholders (in the capacity of shareholder).
Litigation

10.3	Where:
10.3.1	a majority of the shares in any company (a “Target Company”) is transferred to NSN at Closing; and

10.3.2	the Target Company is the claimant in respect of any Litigation (other than in respect of Tax) where the amount of the claim is in excess of €5,000,000; and

10.3.3	if the Shareholder that transferred the shares serves a notice on NSN no later than 20 Business Days after Closing that it wishes to retain conduct of such Litigation, the provisions of clauses 10.6.2 and 10.6.3 shall apply to the conduct of such Litigation as if the Shareholder that transferred the shares is the Indemnifier and the Target Company is the Indemnified Party. If such Shareholder does not serve such a notice on NSN within such time period, it shall lose the right to retain conduct of such Litigation.

10.4	The Target Company shall only settle such Litigation if it has first obtained such Shareholder’s prior written consent.

10.5	NSN shall procure that any amount received by the Target Company in respect of such Litigation is paid over to such Shareholder within 20 Business Days of having been received by the Target Company.

General

10.6	Where pursuant to this Clause 10 a party or its relevant Affiliate (together, the “Indemnified Party”) has the benefit of an indemnity granted in its favour by another party (the “Indemnifier”), to the extent that the Indemnified Party becomes aware of any matter which may give rise to a claim (an “Indemnified Claim”) by it against the Indemnifier pursuant to such indemnity:
10.6.1	the Indemnified Party shall notify the Indemnifier immediately of the matter (stating in reasonable detail the nature of the matter and, if practicable, the amount claimed) and consult with the Indemnifier with respect to the matter; if the matter has become the subject of proceedings the Indemnified Party shall notify the Indemnifier within sufficient time to enable the Indemnifier to have time to contest the proceedings before final judgment;

10.6.2	the Indemnified Party shall:
(a)	take any action and institute any proceedings, and give any information and assistance, as the Indemnifier or its insurers may reasonably request to:
(i)	dispute, resist, appeal, compromise, defend, remedy or mitigate the matter; or

(ii)	enforce against a person (other than the Indemnifier) the Indemnified Party’s or its insurers’ rights in relation to the matter; and
(b)	in connection with proceedings related to the matter (other than against the Indemnifier) use advisers chosen by the Indemnifier or its insurers and, if the Indemnifier requests, allow the Indemnifier or its insurers the exclusive conduct of the proceedings, in each case if the Indemnifier indemnifies the Indemnified Party for all reasonable costs incurred as a result of a request or choice by the Indemnifier or its insurers;

10.6.3	if NSN or any NSN Group Company is the Indemnified Party, clause 10.6.2 does not apply if Nokia’s or Siemens’s or any of their respective insurers’ request or choice would in NSN’s reasonable opinion be materially prejudicial to its relationship with any customer or supplier of the Networks Business to which the matter giving rise to the indemnity claim relates; and

10.6.4	the Indemnified Party may only admit liability in respect of or settle the matter if it has first obtained the Indemnifier’s written consent (not to be unreasonably withheld or delayed).

10.7	Nothing in this Agreement shall restrict or limit NSN’s or any NSN Group Company’s general obligation at law to mitigate any loss or damage which it may incur as a consequence of a matter giving rise to an Indemnified Claim.

10.8	If any payment made pursuant to a clause of this Agreement requiring the Indemnifier to indemnify or compensate the Indemnified Party, and the Indemnified Party will be or has been subject to Tax, the Indemnifier shall on demand from the Indemnified Party pay to the Indemnified Party the amount (after taking into account Tax payable in respect of the amount) that will ensure that the Indemnified Party receives and retains a net sum equal to the sum it would have received had the payment not been subject to Tax.

10.9	For the avoidance of doubt, this clause 10 shall not apply to any claim under the Tax Deed.

11.	TERMINATION

11.1	If, at any time before First Closing:
11.1.1	there has been a material breach of the Nokia Exchange Warranties which, where capable of cure, has not been cured within 20 Business Days of notice of the breach being served by Siemens;

11.1.2	there would be a material breach of the Nokia Closing Warranties were Closing to take place at that date and such breach, where capable of cure, has not been cured within 20 Business Days of notice of the breach being served by Siemens;

11.1.3	Nokia has committed a material breach of its obligations under this Agreement (including, for the avoidance of doubt, clause 9.10.1) and such material breach, where capable of cure, has not been cured within 20 Business Days of notice of the breach being served by Siemens; or

11.1.4	a Material Adverse Change has arisen in relation to the Nokia Networks Business,
Siemens may by written notice to Nokia terminate this Agreement.

11.2	If, at any time before First Closing:
11.2.1	there has been a material breach of the Siemens Exchange Warranties which, where capable of cure, has not been cured within 20 Business Days of notice of the breach being served by Nokia;

11.2.2	there would be a material breach of the Siemens Closing Warranties were Closing to take place at that date and such breach, where capable of cure, has not been cured within 20 Business Days of notice of the breach being served by Nokia;

11.2.3	Siemens has committed a material breach of its obligations under this Agreement (including, for the avoidance of doubt, clause 9.10.1) and such material breach, where capable of cure, has not been cured within 20 Business Days of notice of the breach being served by Nokia; or

11.2.4	a Material Adverse Change has arisen in relation to the Siemens Networks Business,
Nokia may by written notice to Siemens terminate this Agreement, ALWAYS PROVIDED THAT Nokia may not serve any such notice after the Condition set out in paragraph 5 of Part A of Schedule 4 has been satisfied in respect of any Allegation of Corruption identified prior to the date when such Condition was satisfied unless Nokia has obtained material new information which substantially changes its assessment of the significance of such Allegation of Corruption.

11.3	For the purposes of clauses 11.1 and 11.2, a “material breach” means a breach in respect of which NSN has suffered a loss (or would suffer a loss if Closing were to take place) as a result thereof in excess of €375 million (disregarding for these purposes the right of NSN to seek indemnification in respect of the matter giving rise to such material breach).

11.4	In the event that a right of termination has arisen under clause 11.1 and Siemens elects to terminate this Agreement pursuant to clauses 11.1.1 to 11.1.3 (but, for the avoidance of doubt, excluding clause 11.1.4), Nokia shall pay to Siemens its reasonable out of pocket costs and expenses incurred in connection with the negotiation, preparation and implementation of this Agreement.

11.5	In the event that a right of termination has arisen under clause 11.2 and Nokia elects to terminate this Agreement pursuant to clauses 11.2.1 to 11.2.3 (but, for the avoidance of doubt, excluding clause 11.2.4), Siemens shall pay to Nokia its reasonable out of pocket costs and expenses incurred in connection with the negotiation, preparation and implementation of this Agreement.

11.6	If the Condition set out in paragraph 5 of Part A of Schedule 4 is not satisfied on or before the third Business Day after the Compliance Review Date, then either Siemens or Nokia may by notice in writing to the other terminate this Agreement.

11.7	Save in respect of fraud, no party will have the right to rescind this Agreement after First Closing.

11.8	Each party’s further rights and obligations under this Agreement shall cease immediately upon termination of this Agreement (other than in respect of clauses 1, 24-37, 39 and 41-44), but termination does not affect a party’s accrued rights and obligations as at the date of termination.

12.	SIEMENS RESTRUCTURING

12.1	To the extent reasonably practicable prior to the First Closing Date, Siemens shall continue to implement the Siemens Restructuring. If the Siemens Restructuring (or any part thereof) has not been completed prior to the First Closing Date, a provision (the “Siemens Restructuring Provision”) will be made in line item number 28 of the Siemens Initial Statement in respect of the anticipated costs of completing the Siemens Restructuring in relation to the Relevant Number of Employees and the Siemens Restructuring Provision shall be taken into account in calculating the Siemens Net Debt Amount.

12.2	If (a) the costs incurred in completing the Siemens Restructuring in relation to the Relevant Number of Employees together with (b) any Liabilities of NSN or any NSN Group Company arising from the Siemens Restructuring carried out by Siemens prior to the First Closing Date, exceed the amount of the Restructuring Provision, Siemens shall indemnify NSN and each member of the NSN Group against any Termination Costs (other than recoverable VAT) incurred by NSN or a member of the NSN Group in completing the Siemens Restructuring (in accordance with its terms and the terms of the Shareholders’ Agreement) in relation to the Relevant Number of Employees upon presentation after the First Closing Date of evidence acceptable to Siemens (acting reasonably) that such Termination Costs have been incurred.

12.3	In this clause 12, the “Relevant Number of Employees” means 3,309 less the aggregate number of employees who cease working in (including those who object to transferring to any member of the NSN Group at Closing from, but ignoring any new employees who join) the Siemens Networks Business during the period commencing 31 March 2006 and ending on the First Closing Date.

13.	CONTRACTS

Scope

13.1	The other provisions of this clause 13 shall only apply in relation to Networks Contracts which are to be assigned at or prior to Closing to NSN, a wholly-owned subsidiary of NSN or a company formed for the purpose of holding Networks Assets.

Networks Contracts

13.2	Subject to clause 13.3.3 and clause 13.7, after Closing NSN shall perform all of:
13.2.1	Nokia’s (and any member of its Group’s) obligations under each Nokia Networks Contract (whether to be performed before or after Closing) in accordance with the terms of such Nokia Networks Contract; and
13.2.2	Siemens’s (and any member of its Group’s) obligations under each Siemens Networks Contract (whether to be performed before or after Closing) in accordance with the terms of such Siemens Networks Contract, but in each case excluding any obligations under such contracts which are Non-Networks Liabilities.

13.3	If a Networks Contract cannot be transferred to NSN except by an assignment made with a specified person’s consent or by a novation agreement:
13.3.1	this Agreement does not constitute an assignment or an attempted assignment of such Networks Contract if the assignment or attempted assignment would constitute a breach of the Contract;

13.3.2	both before and after Closing, Nokia (in the case of each Nokia Networks Contract), Siemens (in the case of each Siemens Networks Contract) and NSN shall each make all reasonable efforts to obtain the person’s consent to the assignment, or achieve the novation, of the relevant Networks Contract;

13.3.3	until the consent is obtained or novation is achieved, Nokia (in the case of each Nokia Networks Contract) and Siemens (in the case of each Siemens Networks Contract) shall (at their own respective cost) do each act and thing reasonably requested of it by NSN to enable performance of the relevant Networks Contract and to provide for NSN the benefits of such Networks Contract (including, without limitation, enforcement of a right of Nokia or Siemens (as the case may be) against another party to the relevant Networks Contract arising out of its termination by the other party or otherwise); and

13.3.4	if the arrangements in clause 13.3.2 have not been made in respect of any Networks Contract within 12 months of Closing, Nokia (in the case of an Nokia Networks Contract) or Siemens (in the case of a Siemens Networks Contract), and Nokia and Siemens shall agree the most appropriate steps to take in relation to such Networks Contract.
13.4	Subject to clause 13.7, Nokia (in the case of each Nokia Non-Networks Contract), Siemens (in the case of each Siemens Non-Networks Contract) and NSN shall each make all reasonable efforts to obtain the person’s consent to the assignment, or achieve the novation, of that part of the relevant Non-Networks Contract that relates to the Nokia Networks Business or the Siemens Networks Business (as the case may be).

13.5	Until the consent is obtained or novation is achieved, Nokia (in the case of each Nokia Non-Networks Contract) and Siemens (in the case of each Siemens Non-Networks Contract) shall (at their own respective cost) do each act and thing reasonably requested of it by NSN to enable performance of that part of the relevant Non-Networks Contract that relates to the Nokia Networks Business or the Siemens Networks Business (as the case may be) and to provide for NSN the benefits of that part of the relevant Non-Networks Contract that relates to the Nokia Networks Business or the Siemens Networks Business (as the case may be) (including, without limitation, enforcement of a right of Nokia or Siemens (as the case may be) against another party to the relevant Non-Networks Contract arising out of its termination by the other party or otherwise).

13.6	If the arrangements in clause 13.2 have not been made in respect of any Non-Networks Contract within 12 months of Closing, Nokia (in the case of an Nokia Networks Contract) or Siemens (in the case of a Siemens Networks Contract) and NSN shall agree the most appropriate steps to take in relation to such Non-Networks Contract.

13.7	Both before and after Closing and in any event as soon as practicable after the date of the Original Agreement, Nokia, Siemens and NSN shall consult with each other in order to agree, on the basis of NSN’s best interest and taking into account the interests of the relevant Shareholder, how to transfer to NSN (on behalf of itself and its relevant Affiliates) the benefit of Nokia Licences-In and/or Siemens Licences-In and/or Shared IP Licences granting rights to the Nokia Group or the Siemens Group for substantially the same technology. The parties shall take the necessary steps to implement such agreement either by way of assignment of the contractual rights (subject to the liabilities) under such Nokia Licences-In and/or Siemens Licences-In and/or Shared IP Licences, the novation of such contracts, or the grant by Nokia, Siemens or their respective Affiliates of a sub-licence under such Nokia Licences-In and/or Siemens Licences-In and/or Shared IP Licences, to NSN or its Affiliates (in each such case, subject to the provisions of clauses 13.2 to 13.6). For the avoidance of doubt, if the parties agree in accordance with this clause 13.7 that NSN does not need the benefit of any Nokia Licence-In or Siemens Licence-In and/or Shared IP Licences, notwithstanding anything in this Agreement, the relevant Shareholder shall not be required to transfer the relevant contract to NSN on behalf of itself and its relevant Affiliates and the liabilities arising out of such contract shall not be deemed to be Nokia Assumed Liabilities or Siemens Assumed Liabilities (as the case may be).

13.8	In respect of any Shared IP Licences (subject to clause 13.7), each Shareholder, to the extent any relevant Shared IP Licence allows it to do so without having to seek the consent of a third party, will grant NSN (on behalf of itself and its relevant Affiliates) a sub-licence to do all acts which the Shareholder is permitted to do under the Shared IP Licence in relation to the Networks Business subject to all conditions and limitations contained in the Shared IP Licence. The shared IP Licence shall be considered an Assumed Liability for the purposes of clauses 3 and 10, and clause 13.2 shall apply to such Shared IP Licence to the extent that the Shared IP Licence is required for use by both NSN and the relevant Shareholder. Unless the relevant Shareholder and NSN agree otherwise, the Shared IP Licence shall be deemed to be used by each of them in equal proportions.

13.9	If any Shared IP Licences cannot be sublicensed to NSN except with the consent of a third party, both before and after Closing, Nokia (in the case of such Shared IP Licences granted to the Nokia Group), Siemens (in the case of such Shared IP Licences granted to the Siemens Group) and NSN shall each make all reasonable efforts to obtain the person’s consent to the sublicensing of the relevant Shared IP Licences.

13.10	Each shareholder shall procure that prior to Closing each material Networks Contract and each material Networks Lease in respect of which the counterparty or the lessor (as the case may be) is a member of that Shareholder’s Group is amended to the extent necessary so that it is thereafter governed by arm’s length terms.

Terminated or renegotiated Networks Contracts

13.11	Each Shareholder shall upon becoming aware at any time prior to First Closing that a Counterparty intends to terminate or amend any Customer Contract as a result of any Allegation of Corruption:
13.11.1	notify the other Shareholder; and

13.11.2	use all reasonable endeavours to contest any such termination or amendment.
13.12	NSN shall upon becoming aware at any time following First Closing that a Counterparty intends to terminate or amend any Customer Contract as a result of any Allegation of Corruption:
13.12.1	notify each Shareholder; and

13.12.2	use all reasonable endeavours to contest any such termination or amendment, and to mitigate the effects thereof, in accordance with the directions (if any) of the Board (including by not having any systems in place that would encourage such termination or amendment).
13.13	NSN shall notify each Shareholder of any Customer Contract which has been terminated by a Counterparty or amended at any time following First Closing as a result of any Allegation of Corruption. Siemens hereby undertakes to pay to Nokia Finance International B.V. (“NFI BV”) 50 per cent. of the Net Present Value of any Lost Profit resulting from the termination or amendment of such Customer Contract as a result of any Allegation of Corruption within 20 Business Days of the Lost Profit Statement being agreed or determined in accordance with Schedule 13. The obligations of the parties pursuant to this clause 13.13 shall only apply to Customer Contracts terminated or amended in the period ending on the date which is six (6) months after completion of the Compliance Review as a result of any Allegation of Corruption.

13.14	If following the termination or amendment of any Customer Contract to which clause 13.13 applies (the “Original Contract”) and before a payment in respect of termination or amendment of such Original Contract has been made by Siemens pursuant to clause 13.13, within nine (9) months of the Reference Date any NSN Group Company either:
13.14.1	enters into a new contract with the same customer (a “Qualifying Replacement Contract” and where such new contract is entered into by any NSN Group Company with a parent undertaking of such customer or any subsidiary undertaking of any such parent undertaking which would be a Qualifying Replacement Contract if it had been entered into with the customer, Nokia and Siemens by their respective chief financial officers shall discuss in good faith whether such contract should properly be regarded as a Qualifying Replacement Contract) the Lost Profit shall be calculated as if the Qualifying Replacement Contract were an amendment to such Original Contract and such Original Contract had not been terminated; or

13.14.2	such Customer Contract as amended (an “Initial Amended Contract”) is subject to further amendment on terms more favourable in aggregate to the relevant NSN Group Company than those provided in the Initial Amended Contract (a “Subsequent Amended Contract”), the Lost Profit shall be calculated by reference to the Subsequent Amended Contract rather than the Initial Amended Contract.
13.15	Where prior to the determination of Lost Profit by reference to a Qualifying Replacement Contract or a Subsequent Amended Contract, a payment in respect of the termination or amendment of the relevant Original Contract has already been made by Siemens pursuant to clause 13.13, Nokia shall procure that NFI BV will, following determination of the Lost Profit by reference to the Qualifying Replacement Contract or Subsequently Amended Contract, as the case may be, repay to Siemens that part of such payment equal to the aggregate of:
13.15.1	the amount by which such payment (disregarding the amount by which it was increased by the operation of clause 41); and

13.15.2	an amount equal to the actual reduction in Tax that NFI BV obtains from the utilisation of any Relief which arises to NFI BV as a result of such repayment, exceeds the amount of the Lost Profit as subsequently determined, such sum to be treated as a reduction of such previous payment and Siemens shall be under no further obligation to make a payment in relation to such Customer Contract pursuant to clause 13.13. The provisions of clause 41 shall not apply to any payment made by NFI BV to Siemens pursuant to this clause 13.15.

13.16	No later than ten (10) months after the termination or amendment of any Customer Contract in respect of which NSN has notified the Shareholders pursuant to clause 13.13, the CEO and CFO shall confirm in writing to Siemens that no Qualifying Replacement Contract or subsequent Amended Contract in relation to such Customer Contract has been entered into within nine (9) months of its termination or amendment.

13.17	Subject as provided in this clause 13.17 within the period of 60 Business Days, following termination of any Customer Contract in respect of which Siemens is obligated to make any payment, NSN shall be entitled to terminate any agreement with any sub-contractor which relates exclusively to the relevant Customer Contract, and Siemens shall pay to NFI BV an amount equal to 50 per cent. of any amount payable by any NSN Group Company to the subcontractor as a result of the termination of any such agreement pursuant to this clause 13.17 (less an amount equal to the actual reduction in Tax that the relevant NSN Group Company obtains from the utilisation of any Relief which arises to such NSN Group Company as a result of paying such amount to the subcontractor) but only to the extent that this relates to the period of 12 months after the date of such termination and ALWAYS PROVIDED THAT prior to terminating any agreement with a sub-contractor pursuant to this clause 13.17, NSN shall use all reasonable endeavours to mitigate such costs, including by using the equipment or services to be provided under such agreement elsewhere in connection with its business, and Siemens shall pay to NSN an amount equal to the out of pocket costs reasonably incurred by NSN in so doing.

13.18	Where:
13.18.1	any repayment has been made by NFI BV to Siemens pursuant to clause 13.15 or any payment has been made by Siemens to NFI BV pursuant to clause 13.17 in respect of an amount payable by any NSN Group Company to a subcontractor;

13.18.2	an actual reduction in Tax is obtained by NFI BV or the relevant NSN Group Company (as the case may be) from the utilisation of any Relief which arises to NFI BV or the relevant NSN Group Company (as the case may be) as described in clause 13.15 or clause 13.17 (as the case may be); and

13.18.3	the amount of such actual reduction in Tax would have been taken into account for the purposes of calculating the amount repayable pursuant to clause 13.15 or the amount payable pursuant to clause 13.17 (as the case may be) if it had been obtained prior to the date that such repayment or payment (as the case may be) was made but was not so taken into account, then:

13.18.4	in the case of an actual reduction in Tax that is obtained by NFI BV as described in clause 13.18.2 above, Nokia shall procure that NFI BV makes a further repayment to Siemens of an amount equal to such actual reduction in Tax to the extent that it would have been taken into account as described in clause 13.18.3; and

13.18.5	in the case of an actual reduction in Tax that is obtained by the relevant NSN Group Company as described in clause 13.18.2 above, NSN shall procure that the relevant NSN Group Company makes a payment to Siemens of an amount equal to such actual reduction in Tax to the extent that it would have been taken into account as described in clause 13.18.3, in either case within 20 Business Days. The provisions of clause 41 of this Agreement shall not apply to any payment or repayment by NFI BV or any NSN Group Company (as the case may be) pursuant to this clause 13.18.

13.19	For the purpose of clauses 13.11 to 13.19 and Schedule 13:

“Board” means the board of directors of NSN or such committee as the board may from time to time establish for this purpose in accordance with the terms of the Shareholders’ Agreement;

“CEO” shall have the same meaning as in the Shareholders’ Agreement;

“CFO” shall have the same meaning as in the Shareholders’ Agreement;

“Calculation Period” means the period in respect of which the revenues of any Customer Contract are taken into account in determining its Profit Contribution;

“Counterparty” means any party to a Customer Contract (other than any NSN Group Company);

“Customer Contract” means any Networks Contract providing for the supply of equipment, materials and/or services by the Siemens Networks Business or the Nokia Networks Business, other than to any member of the Nokia Group;

“Direct Contract Costs” means in relation to any Customer Contract the costs of sales in respect of its Calculation Period that would be taken into account in calculating customer gross margin in accordance with Nokia’s established accounting policies and practices and, subject thereto, IFRS;

“Lost Profit” means:
(a)	in relation to any Customer Contract that is or is deemed pursuant to sub-paragraph (b) to have been terminated its Profit Contribution less the aggregate of:
(i)	its Direct Contract Costs; plus

(ii)	its Overhead Allocation Charge; plus

(iii)	its Net Tax Cost,
(its “Termination Lost Profit”); and

(b)	in relation to any Customer Contract that is amended:
(i)	its Termination Lost Profit before such amendment; less

(ii)	its Termination Lost Profit after such amendment,
in each case deeming such contract to have been terminated on the Reference Date;
“Net Present Value” means the applicable amount of Lost Profit discounted back from the end of the quarter in which it was expected or is deemed to arise to the Reference Date at an annual discount rate of 12 per cent;

“Net Tax Cost” means in relation to any Customer Contract, an amount equal to X where X = (A – B) x C and:
A	is equal to the taxable income in respect of the relevant Customer Contract which has been taken into account for the purposes of determining its Profit Contribution;

B	is equal to the aggregate of the Direct Contract Costs and Overhead Allocation Charges applicable to the relevant Customer Contract to the extent these are deductible for the purposes of any relevant Tax on corporate income; and

C	is equal to the statutory rate of Tax on corporate income applicable as at the Reference Date to the relevant NSN Group Company, and, wherever it is possible to do so, the calculations of the amounts referred to in A, B, and C shall be performed in a manner consistent with the historic corporate income tax treatment applied by the relevant NSN entity with respect to the Customer Contract to which such calculations relate;

“Overhead Allocation Charge” means in relation to any Customer Contract, an amount equal to 8 per cent. of the revenues attributable to such contract during the Calculation Period;

“Profit Contribution” means:
(a)	in relation to a Customer Contract that stipulates the Counterparty’s purchase obligations in full, the total outstanding revenue payable by the Counterparty;

(b)	in relation to a Customer Contract that does not stipulate Counterparty’s purchase obligations in full (a “Frame Agreement”) in respect of which:

(i)	at the Reference Date there is a minimum purchase commitment in future and/or there are any outstanding purchase orders; and

(ii)	amounts have been payable by the Counterparty for at least 6 (six) months prior to the Reference Date, the higher of:
A	the amount of such outstanding purchase commitments and/or purchase orders; and

B	12 multiplied by the average monthly revenue payable pursuant to such Customer Contract over the period ending on the Reference Date and commencing on the later to occur of: (a) the date on which the first purchase order was placed; and (b) 36 months prior to the Reference Date, and for the purpose of determining the Net Present Value of any Lost Profit determined with reference to such average monthly revenue, it shall be deemed to have been payable to NSN or the relevant NSN Group Company in each of the 12 months following the Reference Date;
(c)	in relation to a Frame Agreement in respect of which:
(i)	there is a minimum purchase commitment in future and/or there are any outstanding purchase orders; and

(ii)	amounts have not been payable by the Counterparty for at least 6 (six) months prior to the Reference Date, the amount of such outstanding purchase commitments and/or purchase orders; and

(d)	in relation to a Frame Agreement in respect of which:
(i)	at the Reference Date there are no minimum purchase commitments and no outstanding purchase orders; and

(ii)	amounts have not been payable by the Counterparty for at least 6 (six) months prior to the Reference Date, the profitability of such Customer Contract for the period of 12 months after the Reference Date as determined by Nokia and Siemens, having entered into good faith discussions to determine its profitability by applying the same methodology as provided in the definition of Lost Profit and taking into account (although not being bound by) NSN’s estimate of profitability in relation to the performance of such contract (and if no such current estimate exists at the request of either Shareholder NSN shall prepare an estimate in accordance with its normal practice and procedures) and neither of them shall withhold its approval of any reasonable determination so made;

(e)	in relation to a Frame Agreement in respect of which:

(i)	at the Reference Date there are no minimum purchase commitments and no outstanding purchase orders; and

(ii)	amounts have been payable by the Counterparty for at least 6 (six) months prior to the Reference Date,
12	multiplied by the average monthly revenue payable pursuant to such Customer Contract over the period ending on the Reference Date and commencing on the later to occur of

(a)	the date on which the first purchase order was placed and

(b)	36 months prior to the Reference Date,
and for the purpose of determining the Net Present Value of any Lost Profit determined with reference to such average monthly revenue, it shall be deemed to have been payable to NSN or the relevant NSN Group Company in each of the 12 months following the Reference Date; and
“Reference Date” means in relation to a Customer Contract that is terminated, the date of termination and in relation to a Customer Contract that is amended, the date on which such amendment takes effect.

14.	NETWORKS JOINT VENTURES

14.1	Any interest held by Nokia or Siemens (or any member of their respective Groups) in any Networks Joint Venture shall be transferred to NSN subject to and on the terms of the relevant Networks Joint Venture Agreement and this clause 14.

14.2	Where any consent of any party to a Networks Joint Venture Agreement (other than Nokia, Siemens or any member of their respective Groups) is required prior to any transfer of an interest in such Networks Joint Venture to NSN (on behalf of itself and its relevant Affiliates) in accordance with clause 14.1 above, and such consent has not been obtained at or before Closing, the relevant interest in that Networks Joint Venture shall not be transferred to NSN (on behalf of itself and its relevant Affiliates), notwithstanding Closing, until the consent has been obtained.

14.3	Where any party to a Networks Joint Venture Agreement (other than Nokia, Siemens or any member of their respective Groups) is entitled to be offered or to elect to acquire all or any part of the interest of Nokia or Siemens (or any member of their respective Groups) in such Networks Joint Venture as a result of the Transaction (in this clause 14.3, the “Interest”), the Interest may not be transferred to NSN in accordance with the terms of this Agreement unless and until the procedures laid down by the relevant Networks Joint Venture Agreement have been completed and the relevant offer period or periods have expired.

14.4	Each of Nokia and Siemens shall, and will procure that each member of their respective Groups which is a party to any Networks Joint Venture Agreement shall, promptly seek such consents from and give such notices to, the other parties to those Networks Joint Venture Agreements and comply with such other formalities as may be required under those Networks Joint Venture Agreements prior to any transfer of the relevant Interest to NSN.

14.5	Each of Nokia and Siemens shall, and will procure that each member of their respective Groups which is a party to any Networks Joint Venture Agreement shall, use its reasonable endeavours to obtain any necessary consents and (if so requested in writing by NSN in relation to any particular Networks Joint Venture) the release or waiver of any rights of pre-emption or other rights which would, if exercised, prevent the transfer of any Interest to NSN. NSN shall, and shall procure that each member of its Group shall, give such assistance and co-operation as may be reasonably required by Nokia, Siemens or any member of their respective Groups in seeking such consent, including, without limitation:
14.5.1	providing any other party to a Networks Joint Venture Agreement with such financial and other information as it may reasonably require to enable it to decide whether to grant any such consent; and

14.5.2	giving any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity, guarantee or commitment of any nature whatsoever which any other party to a Networks Joint Venture Agreement may reasonably require in respect of the obligations of the proposed transferee of such Interest, provided that neither Nokia, Siemens, NSN nor any member of their respective Groups shall be under any obligation to make payment (in money or money’s worth) to, or release any right against, any such party for the purpose of obtaining any such consent, release or waiver.

14.6	If, under the terms of any Networks Joint Venture Agreement, Nokia or Siemens (or any member of their respective Groups) would be obliged to offer its Interest (or any part thereof) to any person upon forming any intention to dispose of that Interest or upon entering into any agreement relating to the transfer of that Interest or upon giving any notice required under the terms of the Networks Joint Venture Agreement in question, then Nokia or Siemens (or any member of its respective Group) shall not be obliged to enter into any agreement, or to give any such notice or to take any other step which may be required under the terms of the relevant Networks Joint Venture Agreement in relation to any transfer of that Interest, until each of the Mandatory Conditions has been satisfied or waived and, for the avoidance of doubt, for these purposes only Nokia or Siemens (as the case may be) shall not be deemed to act as agent for the relevant member of its Group in entering into this Agreement.

14.7	If any party to a Networks Joint Venture Agreement (other than Nokia, Siemens or any member of their respective Groups) exercises a right arising as a result of this Transaction to acquire all or any part of an Interest, then such Interest (or the relevant part of it) shall not form part of the Networks Assets which are required to be transferred to NSN by Nokia and Siemens in accordance with the terms of this Agreement and:
14.7.1	if the right to acquire all or any part of an Interest is exercised by the pre-empting party prior to Closing, then such Interest (or the relevant part of it) shall not form part of the Networks Assets which are required to be transferred to NSN by Nokia and Siemens at Closing in accordance with the terms of this Agreement, and the value of such Interest shall be excluded from the calculation of net assets contributed to NSN in accordance with clause 6; and

14.7.2	if the right to acquire all or any part of an Interest is subsequently exercised by the pre-empting party at any time after Closing, Nokia (in the case of a Networks Joint Venture to which it or a member of its Group is a party) or Siemens (in the case of a Networks Joint Venture to which it or a member of its Group is a party) shall pay to NSN (on behalf of itself and its relevant Affiliates) an amount equal to the value of its Interest in that Networks Joint Venture as at Closing, as shown in the Nokia Closing Statement or the Siemens Closing Statement (as the case may be).
14.8	Subject to the transfer of any Interests to NSN (on behalf of itself and its relevant Affiliates) being completed in accordance with the terms of this Agreement and the Business Combination Agreement, NSN (on behalf of itself and its relevant Affiliates) agrees to indemnify Nokia, Siemens and each member of their respective Groups on demand (which may be made at any time after the transfer to NSN of the relevant Interest) in respect of any financial contribution or liability to make any such contribution or other liability arising under the terms of the relevant Networks Joint Venture Agreement or otherwise, and Nokia or Siemens shall, or shall procure that the relevant member of their respective Groups shall, ensure that any distribution received by them from any Networks Joint Venture after Closing is paid to NSN, or as NSN may direct, as soon as reasonably practicable after the transfer of the relevant Interest to NSN in accordance with the terms of this Agreement and the Business Combination Agreement, provided that such amount shall be reduced pro-rata to the extent that Nokia or Siemens (or any member of their respective Group) is prevented from transferring any part of the Interest to NSN.

14.9	NSN shall use its reasonable endeavours to procure that Nokia, Siemens and each member of their respective Groups is released from all of its obligations and liabilities under each Networks Joint Venture Agreement with effect from the time at which the Interest is transferred to NSN in accordance with the terms of this Agreement and the Business Combination Agreement, and shall perform or procure performance of all such obligations, and indemnify Nokia, Siemens and each member of their respective Groups in respect of all such liabilities arising in relation to such Interest pending such release. At such time, Nokia and Siemens shall, and will procure that each member of their respective Groups shall, assign to NSN or the relevant NSN Group Company (as the case may be) their rights under the relevant Networks Joint Venture Agreement, to the extent that it is necessary to do so to vest those rights in NSN or the relevant NSN Group Company.

14.10	If, under any Networks Joint Venture Agreement, Nokia, Siemens or any member of their respective Groups is obliged to provide any technical assistance or other services to the relevant Networks Joint Venture, then NSN shall provide or shall procure that such technical assistance or other services are provided to the relevant Networks Joint Venture from Closing.

15.	GUARANTEES

15.1	After Closing, NSN will take all steps as may be reasonably practicable (including assuming itself the obligation set out in the Guarantee) to procure within three (3) months of Closing the release of Nokia and Siemens (and any member of their respective Groups) in full from any Guarantees given by any member of the Nokia Group or any member of the Siemens Group in respect of any Assumed Liability save where such member of the Nokia Group or the Siemens Group becomes a wholly-owned subsidiary of NSN at Closing. Until any such Guarantee is released, NSN or the relevant NSN Group Company will indemnify each of Nokia, Siemens and any member of their respective Groups from and against any Liabilities which Nokia, Siemens or any member of their respective Groups may suffer or incur in connection with such Guarantee.

15.2	Each Shareholder will take all steps as may be reasonably practicable (including assuming itself or by a member of its Group the obligation set out in the Guarantee) to procure the release of NSN or a NSN Group Company immediately following Closing in full from any Guarantees given by NSN or a NSN Group Company in respect of any Non-Networks Liability.

16.	EMPLOYEES

General

16.1	The parties acknowledge and agree their intention that all of the Nokia Networks Employees and, subject to Clause 16.13, the Siemens Networks Employees will be employed by NSN or a NSN Group Company with effect from Closing. Accordingly, the parties acknowledge and agree that where either party contributes part of its Networks Business to NSN by way of transfer:
16.1.1	to NSN or a NSN Group Company of the entire issued share capital of a company which holds Networks Assets as contemplated by clauses 2.4.2 and 2.4.3, it is the Shareholders’ intention that the contracts of employment of those Networks Business Employees employed by that company should continue with that company notwithstanding the transfer of the entire issued share capital of that company to NSN or a NSN Group Company;

16.1.2	of that part of each Shareholders’ Networks Business to NSN or a NSN Group Company as contemplated by clause 2.4.1 and, where Transfer Regulations are applicable in that Territory, those Networks Business Employees assigned to that part of that Shareholder’s Networks Business shall transfer by operation of the applicable Transfer Regulations to NSN or the relevant NSN Group Company. Any Termination Costs payable to any such Networks Business Employees on transfer of their employment to NSN or the relevant NSN Group Company under this clause 16.1.2 shall, subject to clause 12, be borne exclusively by NSN or the relevant NSN Group Company; and

16.1.3	of that part of each Shareholder’s Networks Business to NSN or a NSN Group Company as contemplated by clause 2.4.1 and, where either (i) Transfer Regulations are not applicable in that jurisdiction, or (ii) Transfer Regulations are applicable in that jurisdiction, but for any reason any Networks Business

Employee would not be transferred by such Transfer Regulations, then in either (i) or (ii) the transfer of such Networks Business Employee’s employment to NSN or the relevant NSN Group Company shall be implemented by means of termination and re-employment in accordance with clauses 16.2 to 16.5 below.
Termination and Re-employment by NSN

16.2	Clauses 16.3 to 16.6 shall apply in relation to those employees specified in clause 16.1.3 only, and within those clauses only, the terms “Nokia Networks Employee” and “Siemens Networks Employee” shall be construed accordingly.

16.3	NSN shall, or shall procure that a NSN Group Company shall, prior to Closing, offer a contract of employment (such offer to be conditional on Closing and, if accepted, such employment to commence with effect from Closing) to each applicable Networks Business Employee on terms and conditions which shall:
16.3.1	comply with applicable local laws;

16.3.2	where the Network Business Employee is based in a jurisdiction where the Transfer Regulations apply, replicate those terms and conditions which would have transferred if the Transfer Regulations had applied to that individual;

16.3.3	otherwise (i) provide a salary which is at least equal to the salary payable to such Networks Business Employee immediately before Closing, and (ii) in respect of all other payments, benefits, terms and conditions (other than any terms relating to an occupational pension scheme) which are no less favourable (in aggregate) than the payments, benefits, terms and conditions provided to such Networks Business Employee immediately before Closing;

16.3.4	which shall be conditional on the Networks Business Employee waiving (in a manner which Nokia and Siemens agree is legally effective) his entitlement to any Termination Costs which would otherwise be payable on the termination of his employment with his Nokia Employer or Siemens Employer unless such waiver is prohibited by local law or his Nokia Employer or Siemens Employer (as appropriate) decides not to require such waiver;

16.3.5	will remain open for acceptance by such Networks Business Employee for 10 Business Days after that offer is made; and

16.3.6	that such Networks Business Employee’s period of service with the Nokia Group or Siemens Group (as the case may be) shall be counted as continuous service with NSN or the relevant NSN Group Company for the purposes of vacation and severance and all other seniority based benefits except any benefits under a Retirement Benefit Arrangement (which shall be dealt with in accordance with Schedule 12) (save that it shall not be counted as continuous service for severance purposes to the extent that the Network Business Employee receives a severance or other redundancy payment by reference to his or her service with the Nokia Group or Siemens Group on transfer to NSN or relevant NSN Group Company (unless applicable local law otherwise requires)).
16.4	Where such Network Business Employees accept such offers of employment from NSN or a NSN Group Company, Nokia and Siemens (as the case may be) will procure that such Networks Business Employees are released from employment with the Nokia Employer or the Siemens Employer respectively and from any post-termination restrictions that might otherwise prevent their working for NSN or the relevant NSN Group Company with effect from Closing, and will use all reasonable steps to minimise any Termination Costs that are not waived.

16.5	Where a Networks Business Employee accepts an offer of employment made in accordance with clause 16.3:
16.5.1	any Termination Costs shall be borne by NSN or the relevant NSN Group Company and NSN (or the relevant NSN Group Company) shall indemnify the Nokia Employer or Siemens Employer (as the case may be) in respect of all and any such Termination Costs; and

16.5.2	any Accrued Employee Liabilities payable in respect of the termination of employment of such Networks Business Employees shall be borne exclusively by the relevant Nokia Employer or Siemens Employer.
16.6	Where a Networks Business Employee declines an offer of employment made in accordance with clause 16.3, for the avoidance of doubt the cost of continuing to employ such an employee (or any Termination Costs if appropriate) shall be borne by the relevant Nokia Employer or Siemens Employer (as the case may be).

Non-Transfer of Network Business Employees

16.7	Where, in the six (6) months after Closing, it is found that or alleged that the contract of employment of any Networks Business Employee which Nokia and Siemens intended would be transferred by virtue of the Transfer Regulations to NSN or a NSN Group Company as contemplated by clause 16.1.2 has in fact not so transferred (other than any such Networks Business Employee who has objected or refused to transfer pursuant to a right under the applicable Transfer Regulations):
16.7.1	NSN will no later than 10 Business Days after being notified of such fact, make to that Networks Business Employee an offer in writing to employ him/her under a new contract of employment, which offer will remain open for ten (10) Business Days;

16.7.2	the offer to be made pursuant to clause 16.7.1 above will be on the same basis as is set out in clause 16.3 above;

16.7.3	Nokia or Siemens (as the case may be) will use their reasonable efforts to procure that such offer is accepted by the relevant Networks Business Employee within ten (10) Business Days of being made and if after that time the offer has not been accepted:

(a)	NSN may withdraw the offer of employment; and

(b)	Nokia or Siemens will be under no further obligation to procure that the relevant Networks Business Employee accepts any offer of employment from NSN or a NSN Group Company; and
16.7.4	Whether a Networks Business Employee accepts or declines an offer of employment made in accordance with this clause 16.7:
(a)	any Termination Costs in respect of such Network Business Employee shall be borne by NSN or the relevant NSN Group Company and NSN (or the relevant NSN Group Company) shall indemnify the Nokia Employer or Siemens Employer (as the case may be) in respect of all and any such costs and liabilities; and

(b)	any Accrued Employee Liabilities payable in respect of the termination of employment of such Networks Business Employees shall be borne exclusively by the relevant Nokia Employer or Siemens Employer.
Other employment matters

16.8	In good time prior to Closing Nokia shall provide to NSN and Siemens, and Siemens shall provide to NSN and Nokia, a list identifying the individuals who are to be Nokia Network Employees or Siemens Network Employees (as the case may be) as appropriate.

16.9	This clause 16.9 sets out how Nokia Overhead Employees and Siemens Overhead Employees are to be identified: Nokia and Siemens shall each identify those positions or functions within their own organisation in respect of which an overhead charge has been made to the relevant Networks Business in the 12 months prior to Closing and shall identify what percentage of the total overhead cost is attributable to the relevant Network Business (the “Relevant Percentage”). Nokia or Siemens (as the case may be, shall be entitled (but not obliged) to identify a number of Nokia or Siemens (as the case may be) employees equal to the Relevant Percentage of the total staff employed in the overhead function (such employees not otherwise falling within sub-paragraph (a) to (d) of the definitions of Nokia Networks Employees and Siemens Networks Employees) and such employees shall be “Nokia Overhead Employees” or “Siemens Overhead Employees” (as the case may be), and together the “Overhead Employees”. Nokia (in the case of Nokia Overhead Employees) and Siemens (in the case of Siemens Overhead Employees) shall use their reasonable efforts to ensure that the employees identified as Nokia Overhead Employees or Siemens Overhead Employees (as the case may be) shall, so far as possible, represent a reasonable cross-section of the total staff employed in the relevant overhead function in terms of age, length of service, salary and experience.

16.10	Siemens and Nokia agree that, as at or prior to Closing, they will identify those individuals who provide services to a Networks Business other than through an employment relationship (including but not limited to the provision of services by such individuals as agency employees or self-employed contractors). Nokia and Siemens will seek to identify of those individuals whose services will be reasonably required by the

NSN and NSN Group following Closing and shall procure that the contract for services of each such person is terminated prior to or with effect from Closing. NSN or a NSN Group Company will make a suitable offer of a new contract to or in respect of such individuals for the provision of the same services on terms that are reasonably comparable to those terms offered to or in respect of such individual prior to Closing, such contract to commence with effect from or as soon as reasonably practicable following Closing.
16.11	Siemens and Nokia shall each comply (and respectively will procure that each member of the Nokia Group and Siemens Group will comply) with all legal requirements (whether statutory or pursuant to any written agreement with, or the constitution of, any Employee Representative Body) to inform, consult or notify any Employee Representative Body or Governmental Entity in connection with the matters contemplated by this Agreement. Each Shareholder shall provide the other with such information as the other may reasonably request in writing as is necessary for the requesting party to comply with any such legal requirement. Each Shareholder shall indemnify NSN (for itself and for the benefit of its Affiliates) against any liabilities, losses, charges, costs claims or demands which NSN or any NSN Group Company may incur which are attributable to any failure by the relevant Shareholder (or relevant member of its Group) to comply with any such legal requirement.

16.12	Nokia and Siemens agree that amounts payable by NSN under the Transitional Services Agreement shall be on the same terms and conditions and charging basis as those in respect of overhead charges paid by the Nokia Networks Business or the Siemens Networks Business (as the case may be) during the period to which the Nokia Divisional Report and the Siemens Divisional Report relate in respect of any overhead function carried out by any Overhead Employees transferred to NSN or any NSN Group Company.

16.13	Siemens will procure that the employment contract of any Siemens Networks Employee identified prior to Closing as a Tainted Employee is either terminated prior to Closing or such Tainted Employee is not transferred to NSN or any NSN Group Company on or with effect from Closing and such person shall be deemed not to be a Siemens Networks Employee for the purposes of clauses 16.1 to 16.12.

17.	EMPLOYEE RETENTION PLAN

As soon as reasonably practicable after the date of the Original Agreement, Nokia and Siemens agree to implement an employee retention bonus plan incorporating the principles set out in Schedule 11 (the “Retention Plan”).

18.	PENSIONS

In implementing this Transaction in relation to pensions, the parties shall give effect to the principles set out in Schedule 12.

19.	COMPLIANCE REVIEW

19.1	Siemens and Nokia shall conduct the Pre-Closing Compliance Review in accordance with the Common Interest and Confidentiality Agreement with a view to the Pre-Closing

Compliance Review being completed as soon as reasonably practicable and in any event prior to the Compliance Review Date.
19.2	Without prejudice to Clause 19.1, the Pre-Closing Compliance Review shall seek to identify business consultancy agreements, Networks Joint Ventures, or other Siemens Networks Assets to which any Allegation of Corruption relates, and all bank accounts operated by or on behalf of bodies corporate being transferred, whether directly or indirectly, to NSN pursuant to this Agreement. In addition, the Compliance Work Plan developed by Siemens, with input from Nokia, shall include as a priority item the investigation and interview of key Siemens employees who will become employed by an NSN Group Company at Closing in order to determine whether such employees are Tainted Employees. Prior to the First Closing, Siemens will notify Nokia as promptly as possible of any Siemens Networks Employees it has identified as Tainted Employees as a result of the Pre-Closing Compliance Review.

19.3	Nokia and Siemens shall procure that no later than the Compliance Review Date their legal counsel shall prepare a joint report addressed to each of Nokia and Siemens on the progress achieved in completing the Compliance Work Plan. Not less than once in every seven days prior to completion of the Pre-Closing Compliance Review, Nokia and Siemens shall review the Compliance Work Plan and the status of the Pre-Closing Compliance Review.

19.4	Siemens shall pay to Nokia, or as Nokia may direct, an amount equal to the aggregate Compliance Costs reasonably incurred by Nokia in respect of the Pre-Closing Compliance Review not later than 30 days following a written request by Nokia, supported by copies of all relevant invoices.

19.5	Siemens shall pay to:
19.5.1	Nokia, or as Nokia may direct, an amount equal to the aggregate Compliance Costs reasonably incurred by Nokia in respect of the Post-Closing Compliance Review; and

19.5.2	NSN, or to any NSN Group Company, as it may direct, an amount equal to the aggregate Compliance Costs reasonably incurred by NSN in respect of the Post-Closing Compliance Review, in each case, for the period ending six (6) months after the conclusion of the Siemens Compliance Review not later than 30 days following a written request by Nokia or NSN (or as the case may be), supported by copies of all relevant invoices, AND ALWAYS PROVIDED THAT:
(i)	each of Nokia and NSN shall on a quarterly basis commencing on 31 March 2007 provide Siemens with and discuss an estimate of the Compliance Costs that they each respectively expect to incur in the following quarterly period; and

(ii)	Siemens shall not be obliged to make a payment pursuant to this clause 19.5 to Nokia in respect of Compliance Costs incurred by Nokia in investigating any matter which has previously been investigated by NSN, or to NSN in respect of Compliance Costs incurred by NSN in investigating any matter which has previously been investigated by Nokia, unless, in either case, there has been a material change in the information available to Nokia or NSN (as the case may be) in relation to such matter which may substantially change the assessment of its significance.
19.6	Siemens shall pay to NSN, or to any NSN Group Company, as it may direct, an amount equal to NSN’s reasonable out of pocket expenses incurred in connection with the Siemens Compliance Review.

19.7	Nokia and NSN shall each use all reasonable efforts to mitigate all Compliance Costs they may seek to recover pursuant to clauses 19.4, 19.5 or 19.6.

19.8	Prior to Closing, Nokia and Siemens shall agree the terms of a Compliance and Ethics Program in accordance with the provisions of Schedule 14. At Closing, NSN shall establish such agreed Compliance and Ethics Program and shall thereafter maintain a Compliance and Ethics Program complying with the provisions of Schedule 14. Siemens agrees that any legal entity operating any part of the Siemens Networks Business between First Closing and Delayed Closing shall comply with the Compliance and Ethics Program established by NSN.

19.9	Where:
19.9.1	Compliance Costs incurred by Nokia or Compliance Costs or out of pocket expenses incurred by NSN (as the case may be) have given rise to any Relief for Nokia or NSN (as the case may be);

19.9.2	Siemens has made payment in full in respect of those Compliance Costs pursuant to Clause 19.5 or in respect of those out of pocket expenses pursuant to Clause19.6 (as the case may be); and

19.9.3	Nokia or NSN (as the case may be) has obtained a reduction in Tax from the utilisation by it of such Relief, then Nokia or NSN (as the case may be) shall pay to Siemens an amount equal to the lesser of that reduction in Tax and the amount paid by Siemens pursuant to Clause 19.5 or Clause 19.6 (as the case may be) within 20 Business Days. The provisions of clause 41 of this Agreement shall not apply to an obligation of Nokia or NSN (as the case may be) to pay any amount to Siemens pursuant to this clause 19.9.
20.	INTELLECTUAL PROPERTY, TRADE MARKS AND CORPORATE NAME

20.1	On Closing, NSN shall enter into the Trade Marks Agreement with Nokia (or any member of its Group) and Siemens (or any member of its Group). NSN acknowledges and agrees that it shall not acquire, by this Agreement or otherwise, any right, title or interest in or under the Nokia Marks or the Siemens Marks except as expressly granted to it under the Trade Marks Agreement.

20.2	NSN shall procure that as soon as reasonably practicable following Closing, it shall procure that the registration of the change of name of NSN to the Combined Name to be carried out in accordance with the requirements of paragraph 3.1 of Schedule 5 will be registered with the companies registry in the Netherlands.

20.3	Before Closing, Nokia and Siemens shall:
20.3.1	negotiate in good faith and agree the final versions of Schedules 1 and 2 of the IPR Agreement but in any event the Nokia Business Patents that will be listed in Schedule 1 of the IPR Agreement will include at least 30 patent families for patents which have been disclosed by Nokia as essential patents to ETSI under ETSI’s IP Policy, and which have not been made available under licences to Qualcomm Inc.;

20.3.2	appoint members for the Branding Committee as contemplated in clause 3 of the Trade Marks Agreement and procure that the Branding Committee agrees on initial Design Guidelines which shall be incorporated as Schedule 4 of the Trade Marks Agreement and on the design of the Combined Logo which shall be incorporated as Schedule 3 of the Trade Marks Agreement; and

20.3.3	negotiate in good faith and agree all other schedules of the IPR Agreement and the Trade Marks Agreement.
21.	INSURANCE

21.1	NSN acknowledges and agrees that upon Closing:
21.1.1	all insurance cover provided in relation to the Networks Businesses by Nokia and Siemens shall cease but (subject to the terms of any relevant policies) without prejudice to any accrued claims thereunder which shall be pursued by Nokia or Siemens (as the case may be) as reasonably directed by NSN after Closing and paid over promptly to NSN upon receipt; and

21.1.2	it will arrange insurance cover in relation to the Networks Businesses with effect from Closing for broadly the same risks and in the same amounts as the insurance cover provided prior to Closing by Nokia and Siemens.
22.	THIRD PARTY CONSENTS

22.1	Where any consent or agreement of any third party (other than a relevant regulatory or anti-trust authority) is required for the transfer of any Networks Assets (other than in relation to the transfer of any Networks Contract or the performance of any Networks Contract or Networks Joint Venture by NSN after Closing) and such consent or agreement has not been obtained at or before Closing, (subject to any transfer by operation of law) the transfer of the relevant Networks Asset shall not take effect, notwithstanding Closing, until that consent or agreement has been obtained and each of Nokia, Siemens and NSN shall (each at its their own expense) use its respective reasonable endeavours after Closing to obtain it as soon as possible.

22.2	After Closing, and until such time as any consent or agreement referred to in clause 22.1 is obtained, Nokia, Siemens or the appropriate member of their respective Groups (as the case may be) shall be deemed to hold the benefit of the relevant Networks Asset referred to in clause 22.1 on trust for NSN.

23.	REMEDIES AND WAIVERS

23.1	No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement or any other documents referred to in it shall affect that right, power or remedy or operate as a waiver thereof.

23.2	The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

23.3	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive or any rights, powers and remedies provided by law.

24.	ASSIGNMENT AND NOVATION

No party shall assign, novate, transfer, declare a trust of the benefit of or in any other way alienate any of its rights under this Agreement whether in whole or in part without the express written consent of the other parties.

25.	FURTHER ASSURANCES

25.1	The parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and any Transaction Document and to consummate and make effective the transactions contemplated by this Agreement and any Transaction Document, whether before or after Closing.

25.2	Without limiting the foregoing, prior to, on and after Closing, each party hereto shall cooperate with the other party, and without any further consideration, but at the expense of the relevant Shareholder, to execute and deliver, or use its reasonable efforts to cause to be executed and delivered, all instruments, including without limitation, instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all Consents, including, without limitation, under any permit, license, agreement or other instrument and to take all such other action as such party may reasonably be requested to take by any other party hereto from time to time, consistent with the terms of this Agreement and any Transaction Document, in order to give effect to the provisions and purposes of this Agreement and any Transaction Document and the transfers of the Networks Businesses and Networks Assets and the assignment and assumption of the Assumed Liabilities and the other transactions contemplated hereby and thereby.

25.3	Without prejudice to any other rights or remedies of NSN under this Agreement, if any asset, contract or shareholding which does not form part of a Networks Business or which is a Non-Networks Asset has been transferred to NSN in accordance with the terms of this Agreement, the Shareholder from whose Group such asset, contract or shareholding shall have been transferred may give written notice to NSN of the same at any time in the two (2) years following Closing (such party giving such notice being, in this sub-clause 25.3, the “Notifying Party”), if such notice is given.

25.4	NSN shall, as soon as practicable and so far as it is able, transfer (or procure the transfer of) such asset, contract or shareholding (together with any benefit or sum, net of Tax and other out of pocket expenses, accruing to NSN or any NSN Group Company as a result of holding such asset, contract or shareholding since Closing) to such person as the Notifying Party shall direct (provided it is a member of the Notifying Party’s Group) on terms that no consideration is payable to any person for such transfer.
25.5	The Notifying Party shall provide such assistance to NSN as NSN reasonably requires for the purposes of paragraph 25.4.

25.6	The Notifying Party undertakes to NSN (for itself and on behalf of each member of the NSN Group) to indemnify NSN and each member of the NSN Group against any and all Costs suffered or incurred by any of them:
25.6.1	in relation to any such transfer; or

25.6.2	as a result of holding any such asset, contract of shareholding for the period from Closing until it is transferred to such person as the Notifying Party shall direct.
25.7	Without prejudice to any other rights or remedies of NSN under this Agreement, if any asset, contract or shareholding which forms part of a Networks Business other than a Non-Networks Asset has not been transferred to NSN in accordance with the terms of this Agreement, NSN may give written notice to the Shareholder whose Group has retained the relevant asset, contract or shareholding of the same at any time in the two (2) years following Closing (such party receiving such notice being, in this sub-clause 25.7, the “Notified Party”). If such notice is given:
25.7.1	the Notified Party shall, as soon as practicable and so far as it is able, transfer (or procure the transfer of) such asset, contract or shareholding (together with any benefit or sum, net of Tax and other out of pocket expenses, accruing to any member of the Notified Party’s Group as a result of holding such asset, contract or shareholding since Closing) to such person as NSN shall direct (provided it is a NSN Group Company) on terms that no consideration is payable by any person for such transfer;

25.7.2	NSN shall provide such assistance to the Notified Party as the Notified Party reasonably requires for the purposes of sub-clause 25.7.1; and

25.7.3	the Notified Party undertakes to NSN (for itself and on behalf of each NSN Group Company) to indemnify NSN and each NSN Group Company against any and all Costs suffered or incurred by them in relation to any such transfer.
26.	VARIATION

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties to this Agreement.

27.	CONFLICT WITH OTHER AGREEMENTS

27.1	In the event of any conflict between this Agreement and any other Transaction Document or any document entered into pursuant to the Business Combination Agreement such Transaction Document or document entered into pursuant to the Business Combination Agreement shall prevail (as between the parties to this Agreement and as between any other members of their respective Groups unless the contrary is expressly provided elsewhere in this Agreement or such other agreement).
27.2	In the event of any conflict between this Agreement or any other Transaction Document and the Common Interest and Confidentiality Agreement, the Common Interest and Confidentiality Agreement shall prevail.

28.	NOTICES

28.1	A notice under this Agreement shall only be effective if it is in writing.

28.2	Notices under this Agreement shall be sent to a party at its address or fax number and for the attention of the individual set out below:

Party	Address	Fax Number	Attention
Nokia	PO Box 226,	+358 7180 34070	Rick Simonson
	FIN-00045	+358 7180 45742	Carl Belding
Nokia Group
Siemens	Hofmanstr. 51	+49 (89) 722 45533	Karl-Heinz Seibert
81379 Munich
with a copy to:	Baierbrunner Str. 15	+ 49 (89) 722 40380	Lutz Englisch
81379 Munich
NSN
provided that a party may change its notice details set out above by providing notice of any change to the other parties in accordance with this clause 28.

28.3	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:
28.3.1	if delivered personally, on delivery;

28.3.2	if sent by first class post, two clear Business Days after the date of posting; and

28.3.3	if sent by fax when despatched.
28.4	Any notice given under this Agreement outside Working Hours in the place to which it is addressed shall be deemed not have been given until the start of the next period of Working Hours in such place.

29.	ANNOUNCEMENTS

29.1	As soon as reasonably practicable following execution of the Original Agreement, Nokia and Siemens shall issue a joint press release in substantially the form agreed as at the date hereof.

29.2	Save for the joint press release referred to in Clause 29.1, no announcement or circular concerning the transactions contemplated by this Agreement or otherwise in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any party without the prior approval or Nokia and Siemens. This shall not affect any announcement or circular required by law or any regulatory body or the rules or any recognised stock exchange or regulatory body to which that party is subject but in such circumstances the party with an obligation to make an announcement or issue a circular shall consult with the other party or parties insofar as is reasonably practicable before complying with such an obligation.
30.	CONFIDENTIALITY

30.1	Nokia undertakes to NSN (and each NSN Group Company) that before and after Closing Nokia shall:
30.1.1	not use or disclose to a person any Nokia Networks Confidential Information it has or acquires (except to the extent necessary in the ordinary course of the Nokia Networks Business prior to Closing);

30.1.2	make every effort to prevent the use or disclosure of Nokia Networks Confidential Information (except as mentioned in clause 30.1.1); and

30.1.3	ensure that each member of the Nokia Group complies with clauses 30.1.1 and 30.1.2.
30.2	Siemens undertakes to NSN (and each NSN Group Company) that before and after Closing Siemens shall:
30.2.1	not use or disclose to a person and Siemens Networks Confidential Information it has or acquires (except to the extent necessary in the ordinary course of the Siemens Networks Business prior to Closing);

30.2.2	make every effort to prevent the use or disclosure of Siemens Networks Confidential Information (except as mentioned in clause 30.2.1); and

30.2.3	ensure that each member of the Siemens Group complies with clauses 30.2.1 and 30.2.2.
30.3	Clauses 30.1 and 30.2 do not apply to disclosure of Confidential Information:
30.3.1	to a director, officer or employee of either Shareholder whose function requires him to have any Confidential Information;

30.3.2	required to be disclosed by law, by a rule of a listing authority or stock exchange by or on which securities of any member of the Nokia Group or the Siemens Group (as the case may be) are listed or traded or by a governmental authority or other authority with relevant powers to which any shareholder is subject or submits, whether or not the requirement has the force of law, provided that the disclosure shall so far as is practicable be made after consultation with the other Shareholder and after taking into account its reasonable requirements as to timing, content and manner of making or despatch; or

30.3.3	by Nokia or Siemens to any of their advisers for the purposes of providing professional advice in connection with the transactions contemplated by this Agreement, provided that such disclosure is essential for these purposes and is on the basis that clauses 30.1 and 30.2 apply to the use and disclosure by the adviser of such Confidential Information.

30.4	Clauses 30.1 and 30.2 do not apply to the use, in the ordinary course of business, by employees and officers of the Nokia Group of Nokia Residual Information and by the Siemens Group of Siemens Residual Information provided that the Nokia Group (in respect of the Nokia Residual Information) and Siemens Group (in respect of the Siemens Residual Information) protect the confidentiality of such information and apply in respect of such information the same security measures it applies in respect of its own confidential information.

30.5	Each of NSN and Siemens undertakes separately to Nokia that before and after Closing it shall:
30.5.1	not use or disclose to a person any Nokia Confidential Information it has or acquires;

30.5.2	make every effort to prevent the use or disclosure of Nokia Confidential Information; and

30.5.3	ensure that each member of its Group complies with clauses 30.5.1 and 30.5.2.
30.6	Each of NSN and Nokia undertakes separately to Siemens that before and after Closing it shall:
30.6.1	not use or disclose to a person and Siemens Confidential Information it has or acquires;

30.6.2	make every effort to prevent the use or disclosure of Siemens Confidential Information; and

30.6.3	ensure that each member of its Group complies with clauses 30.6.1 and 30.6.2.
30.7	Nokia (in respect of the Siemens Networks Confidential Information) and Siemens (in respect of the Nokia Networks Confidential Information) undertake to each other and to NSN that before and after Closing it shall:
30.7.1	not use or disclose to a person any such information it has or acquires;

30.7.2	make every effort to prevent the use or disclosure of such information; and

30.7.3	ensure that each member of its Group complies with clauses 30.7.1 and 30.7.2.
30.8	Clauses 30.1 to 30.7 (inclusive) do not apply to disclosure of information:
30.8.1	to a director, officer or employee of either Shareholder or NSN whose function requires him to have any such information;

30.8.2	required to be disclosed by law, by a rule of a listing authority or stock exchange by or on which securities of any member of the relevant Group is listed or traded or by a governmental authority or other authority with relevant powers to which any relevant Party is subject or submits, whether or not the requirement has the force of law, provided that the disclosure shall so far as is practicable be made after consultation with the other relevant Party and after taking into account the other relevant Party’s reasonable requirements as to timing, content and manner of making or despatch; or

30.8.3	by Nokia or Siemens to any of their advisers for the purposes of providing professional advice in connection with the transactions contemplated by this Agreement, provided that such disclosure is essential for these purposes and is on the basis that clauses 30.1 to 30.7 (inclusive) apply to the use and disclosure by the adviser of such information.
30.9	This clause 30 supersedes the prior confidentiality agreement dated 16 May 2006 between Nokia and Siemens.

31.	COSTS AND EXPENSES

Subject to clause 19, each of the parties shall pay its own costs, charges and expenses (including, subject to the provisions of the Tax Deed, Transfer Taxes) incurred in relation to the negotiation, preparation, execution and implementation of this Agreement, all other Transaction Documents and the transactions contemplated by them.

32.	ACCESS TO INFORMATION AND RETENTION OF RECORDS

32.1	Subject to clause 32.3 below, from the date of the Original Agreement and for a period of seven (7) years following the First Closing Date, at the request of either of the Shareholders or the NSN (in this clause 32, the “Requesting Party”), the relevant Shareholder (in this clause 32, the “Providing Party”) shall, and shall cause the members of its Group or any of their respective directors, officers, employees, agents, consultants or advisors to, and shall use all reasonable endeavours to cause joint ventures to which it is a party but that are not members of their respective Groups (in this clause 32, collectively, “Related Parties”) to, cooperate with and afford to the Requesting Party (or any member of its Group or any of their respective directors, officers, employees, agents, consultants or advisors), upon reasonable advance written request, reasonable access to all (and the right, at the cost of the Requesting Party, to take copies of) the books, accounts, customer lists and all other records within the possession of the Providing Party or any Related Party to the extent that such books, accounts, customer lists and records relate to the Nokia Networks Business or the Siemens Networks Business (as the case may be) (the “Records”). This obligation is subject to:
32.1.1	the Requesting Party agreeing to treat such information as confidential in accordance with the provisions of clause 31;

32.1.2	any confidentiality agreement between the Providing Party and a third party or any applicable law or regulation which prohibits disclosure to the Requesting Party;

32.1.3	the Requesting Party providing a reasonable justification that the requested access is required; and

32.1.4	any claim for legal privilege,
provided that the Providing Party shall use all reasonable endeavours to obtain any necessary third party’s consent to disclosure of Records.

32.2	Subject to clause 32.2.3 below, each Shareholder agrees to cooperate fully, and to cause the members of its respective Group or its directors, officers, employees, agents, consultants or advisors, to cooperate fully and to use commercially reasonable efforts to cause Related Parties to cooperate fully, to allow access during normal business hours and upon reasonable notice to NSN’s employees. This obligation is subject to:
32.2.1	the extent to which any employee is reasonably necessary to discuss with and explain to the Requesting Party any Records requested pursuant to clause 32.1; or

32.2.2	the extent to which it relates to any claims brought against the other, or any regulatory proceedings, investigations, comments or reviews (formal or informal) to which the other is subject, involving the conduct of the Nokia Networks Business or the Siemens Networks Business (as the case may be) at any time prior to the First Closing Date; and

32.2.3	such access not unreasonably interfering with any employee’s performance of his or her employment duties.
32.3	Each Shareholder shall, and shall cause the members of its respective Group to, for a period of seven (7) years following Closing, preserve and keep their Records relating to any period prior to the Closing in its possession, whether in electronic form or otherwise.

33.	TIME OF THE ESSENCE

Except as otherwise expressly provided, time is of the essence in this Agreement, both as regards, any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.

34.	INTEREST

If a party defaults in the payment when due of any sum payable under this Agreement (whether determined by agreement or pursuant to an order of a court or otherwise) the liability of such party shall be increased to include a payment of interest on such sum (subject to deduction or withholding of Tax required by law) from the date when such payment is due until the date of actual payment (before and after judgment) at a rate of five per cent. Such interest shall accrue from day to day on the basis of a 360-day year.

35.	INVALIDITY

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair the legality, validity or enforceability in that jurisdiction any other provision of this Agreement.

36.	THIRD PARTY RIGHTS

A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms, save that where in this Agreement an indemnity is expressed to be given in favour of a person who is not a party to this Agreement, such indemnities (but no other term of this Agreement) are intended to be enforceable by that person by virtue of the Contracts (Rights of Third Parties) Act 1999.
37.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but the counterparts shall together constitute but one and the same instrument.

38.	EFFECT OF CLOSING

Any provision of this Agreement and any other documents referred to in it which is capable of being performed after but which has not been performed at or before Closing and all Warranties and covenants and other undertakings contained in or entered into pursuant to this Agreement shall remain in full force and effect notwithstanding Closing.

39.	ENTIRE AGREEMENT

39.1	This Agreement, the other Transaction Documents, the agreements entered into pursuant to this Business Combination Agreement and the other agreements entered into at Closing set out the entire agreement between the parties to this Agreement and those documents in respect of the transactions contemplated by this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.

39.2	Each party acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

39.3	So far as permitted by law and except in the case of fraud, each party agrees and acknowledges that its only right and remedy in relation to any warranty, representation or undertaking given in connection with this Agreement shall be a claim for damages for breach of the terms of this Agreement to the exclusion of all other rights or remedies (including those in tort or arising under statute).

39.4	Without prejudice to the generality of the foregoing, NSN acknowledges and agrees that, save as expressly set out in this Agreement and the documents referred to in it, no representation, warranty or other assurance has been given by any of the Shareholders in respect of any protection, forecast or other forward looking information.

40.	VAT

40.1	In this Agreement, except as otherwise provided, the amount of any payment for a supply of goods or services or the value of any supply made or deemed to be made by a Shareholder (or any Affiliate of a Shareholder) or NSN (or any Affiliate of NSN) pursuant to this Agreement shall be taken to be exclusive of amounts in respect of VAT properly chargeable on the supply and the amount of such VAT shall be paid in addition to any payment due under this Agreement or, if no payment is due, shall be paid at the time the supply is made or a proper VAT invoice is issued, whichever is earlier.

40.2	Nokia and NSN intend that the Networks Assets shall, wherever possible, be transferred as a going concern for the purposes of VAT.

40.3	Siemens and NSN intend that the assets of the Networks Assets shall, wherever possible, be transferred as a going concern for the purposes of VAT.

40.4	Accordingly, in each relevant jurisdiction:
40.4.1	Nokia shall (or shall procure that its relevant Affiliate shall), and NSN shall (or shall procure that its relevant Affiliate shall) use all reasonable efforts to secure any applicable conditions are fulfilled so that each transfer of Nokia Networks Assets is properly treated as neither a supply of goods nor a supply of services for the purposes of VAT where the jurisdiction in which the relevant Nokia Networks Assets are located has given effect to Article 5(8) of Directive 77/388/EEC or to ensure that any similar or analogous treatment or relief is obtained in any other relevant jurisdiction; and

40.4.2	Siemens shall (or shall procure that its relevant Affiliate shall), and NSN shall (or shall procure that its relevant Affiliate shall) use all reasonable efforts to secure any applicable conditions are fulfilled so that each transfer of Siemens Networks Assets is properly treated as neither a supply of goods nor a supply of services for the purposes of VAT where the jurisdiction in which the relevant Siemens Networks Assets are located has given effect to Article 5(8) of Directive 77/388/EEC or to ensure that any similar or analogous treatment or relief is obtained in any other relevant jurisdiction.
40.5	Without limiting clauses 40.2 and 40.3, where the Tax Authority in a relevant jurisdiction gives a ruling on the VAT treatment of the transfer of Nokia Networks Assets or the Siemens Networks Assets (as the case may be) in that jurisdiction, VAT shall be treated as payable if the relevant Tax Authority rules that it is payable. If the relevant Tax Authority has done so before Closing, NSN (on its own behalf and, if relevant, on behalf of its relevant Affiliate) shall pay amounts in respect of the VAT on Closing. If the relevant Tax Authority does so on or after Closing, NSN (on its own behalf and, of relevant, on behalf of its relevant Affiliate) shall pay amounts in respect of the VAT within three Business Days after the relevant Shareholder gives NSN written notice of the ruling.

40.6	If one party (“Party A”) is required by the terms of this Agreement to reimburse another party (“Party B”) for any cost or expense, Party A shall reimburse Party B for the full amount of such cost or expense, including any part of its which represents amounts in respect of VAT, except where this Agreement provides otherwise save to the extent that Party B (or its Affiliate) is entitled to credit or repayment in respect of that VAT from any Tax Authority.

41.	WITHHOLDING, DEDUCTIONS AND SET OFF

41.1	All sums payable under this Agreement by either Shareholder to any NSN Group Company (or by one Shareholder (or any of its Affiliates) to the other Shareholder (or any of its Affiliates) where the sum so payable is payable under this Agreement in respect of any Claim, pursuant to any indemnity set out in this Agreement or pursuant to clauses 13 or 19 of this Agreement) shall be made in full without any set-off or counterclaim and free and clear of all deductions or withholdings of any kind, save only as may be required by law, in which event such deduction or withholding shall not exceed the minimum amount required by law.

41.2	If any deduction or withholding is required by law from any payment made under this Agreement:
41.2.1	in respect of any Claim;

41.2.2	pursuant to any indemnity set out in this Agreement;

41.2.3	pursuant to clauses 6, 13 or 19 of this Agreement; or

41.2.4	pursuant to the Environmental Deed,
by either Shareholder to any NSN Group Company (or by one Shareholder (or any of its Affiliates) to the other Shareholder (or any of its Affiliates) where the payment is made under this Agreement in respect of any Claim, pursuant to any indemnity set out in this Agreement or pursuant to clauses 13 or 19 of this Agreement) or if any NSN Group Company shall incur any liability for Tax chargeable or assessable in respect of any such payment (or if a Shareholder (or any of its Affiliates) shall incur any liability for Tax chargeable or assessable in respect of any payment made under this Agreement in respect of any Claim, pursuant to any indemnity set out in this Agreement or pursuant to clauses 13 or 19 of this Agreement) then, except in relation to payments of interest, the party making the payment shall pay the recipient such additional sum (the “Additional Sum”) as will, after such deduction or withholding has been made (and after taking into account any Tax payable in respect of the payment to the NSN Group Company (or to a Shareholder (or to any of its Affiliates)) of the Additional Sum), leave the recipient with the same amount as it would have been entitled to receive under this Agreement in the absence of any such requirement to make a deduction or withholding or in the absence of such liability to Tax.

41.3	If any party pays an Additional Sum under this Agreement and the recipient receives, by virtue of the receipt of that Additional Sum (or in relation to the matter giving rise to the payment of that Additional Sum), a Relief or a credit for, refund of or relief from other monies payable by it or a similar benefit by reason of any deduction or withholding for or on account of Tax or by reason of any Tax charged in respect of which there is an additional amount under this clause 41.3, then that party shall reimburse to the other relevant party the amount of such Relief, credit, refund or similar benefit within 20 Business Days.

42.	LIABILITY OF THE SHAREHOLDERS

Unless otherwise expressly set out in this Agreement or any other Transaction Document, the rights and obligations of the Shareholders shall be several and not joint and the exercise of rights by one shall not depend on the exercise of rights by the other and neither shall have any liability in respect of any delay or default by the other.

43.	CHOICE OF GOVERNING LAW, ESCALATION, ARBITRATION

43.1	This Agreement shall be governed by English law.

43.2	Subject to clauses 43.3 to 43.12, the Shareholders and NSN will use commercially reasonable efforts to resolve expeditiously any differences, disagreements, disputes, controversies or claims (whether arising in contract, tort or otherwise) that may arise out of or relate to, or arise under or in connection with, this Agreement (a “Dispute”) on a mutually acceptable, negotiated basis. Any party involved in a Dispute may deliver a notice (an “Escalation Notice”) demanding an in-person meeting with any Other Party also involved in that Dispute when the representatives of the affected parties shall use their reasonable efforts to meet within 30 days of the Escalation Notice (or such shorter time as is necessary to avoid immediate irreparable injury).

43.3	If such representatives are not able to resolve the Dispute within 30 days after the date of the Escalation Notice (or such shorter time as is necessary to avoid immediate irreparable injury), then the Dispute shall be submitted to a committee consisting of one senior executive of each Shareholder.

43.4	If the parties are not able to resolve the Dispute through the processes set forth in clauses 43.1 to 43.3 within 60 days after the date of the Escalation Notice (or such shorter time as is necessary to avoid immediate irreparable injury), but not before such Dispute shall be finally determined, at the request of either of the Shareholders by arbitration, which shall be conducted in accordance with the remainder of this clause 43.

43.5	The provisions of clauses 43.2 to 43.4 shall not apply in the event of any application for interim or conservative measures in accordance with clause 43.7 below.

43.6	Any Dispute which cannot be resolved by the parties in accordance with the escalation procedure set out in clauses 43.2 to 43.4 above shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”) by three arbitrators. Each of the parties shall nominate one arbitrator and the two party nominated arbitrators shall nominate a third arbitrator who will act as the Chairman of the Tribunal subject to appointment in accordance with the ICC Rules. Each of the arbitrators shall be English law qualified, London-based, Queen’s Counsel with experience of commercial disputes and international arbitration. The seat of the arbitration shall be in London, England, the language of the arbitration shall be English and the procedural law governing any arbitration hereunder shall be English law.

43.7	The Parties agree that Article 23 of the ICC Rules shall be modified for the purposes of any arbitration arising under this clause as follows:
43.7.1	“Unless the parties have otherwise agreed, as soon as the file has been transmitted to it, the Arbitral Tribunal may, at the request of a party, order any interim or conservatory measures it deems appropriate. The Arbitral Tribunal may make the granting of any such measure subject to appropriate security being furnished by the requesting party. Any such measure shall take the form of an order, giving reasons, or of an Award, as the Tribunal considers appropriate.

43.7.2	Notwithstanding the provisions of Article 23.1 above, the parties may apply to the High Court of England and Wales (the “English Court”) or the Courts of the Netherlands (the “Dutch Court”) for interim or conservatory measures at any time before the Arbitral Tribunal publishes a final award provided that no application for materially the same interim or conservatory relief has already been made to the Arbitral Tribunal. The application of a party to the English Court or Dutch Court for such measures shall not be deemed to be an infringement or a waiver of the arbitration agreement and shall not affect the relevant powers reserved to the Arbitral Tribunal unless the English Court or Dutch Court (as the case may be) has declined jurisdiction in favour of the Arbitral Tribunal, save that no application for materially the same interim or conservatory relief can be made to the Arbitral Tribunal. Any such application and any measures ordered by the English Court or Dutch Court must be notified without delay to the Secretariat and to the Arbitral Tribunal if constituted.

43.7.3	The parties may further apply to any competent judicial authority for the implementation or enforcement of any interim or conservatory measures ordered by the English Court or Dutch Court or awarded by an Arbitral Tribunal, and any such application shall not be deemed to be an infringement or a waiver of the arbitration agreement and shall not affect the relevant powers reserved to the Arbitral Tribunal. Any such application must be notified without delay to the Secretariat and to the Arbitral Tribunal if constituted.
43.8	The parties acknowledge that damages would be unlikely to be an adequate remedy for a breach of any one of many of the obligations in this Agreement, including without limitation, a breach of the confidentiality provisions contained herein, and that in such circumstances the innocent party may require immediate injunctive relief.

43.9	The parties further agree that the existence and substance of any arbitration or English Court or Dutch Court proceedings and all documents arising out of or produced in relation to any such proceedings (“Proceedings Information”) shall be treated as strictly confidential and may not be disclosed to any other party except as may be necessary and appropriate to their professional advisors, insurers, reinsurers, auditors, agents, brokers, regulators, investors or employees, or as required by law or regulation. Subject to the consent of the other parties hereto (such consent not to be unreasonably withheld), a party may disclose Proceedings Information to a third party provided the third party enters into a suitable confidentiality agreement.

43.10	Any party wishing to commence proceedings in the English Court or Dutch Court for interim or conservatory measures shall make an application for the proceedings to be heard on a confidential basis.

43.11	The Arbitral Tribunal shall determine which party shall bear the costs of the arbitration, and if both, in what proportion, and shall further determine whether all or part of one party’s costs of the arbitration shall be borne by the other. To the extent that the English Court or Dutch Court does not finally determine any issue as to costs relating to an application made to the English Court or Dutch Court (as the case may be), the Arbitral Tribunal shall determine such issue as part of its final award.

43.12	The parties hereby agree that if any dispute submitted to arbitration pursuant to this clause 43 raises issues which are substantially the same as or connected with issues raised in a dispute which has already been referred to arbitration pursuant to this clause 43 or a dispute between the parties under the Shareholders’ Agreement which has already been referred to arbitration (in either case an “Existing Dispute”), or arises out of substantially the same facts as are the subject of an Existing Dispute (in either case, a “Related Dispute”), the Arbitral Tribunal appointed or to be appointed in respect of such Existing Dispute shall also be appointed as the Arbitral Tribunal in respect of the Related Dispute. In such case, the Arbitral Tribunal may, having regard to the stage of the proceedings of the Existing Dispute and other relevant circumstances, consolidate the proceedings arising out of the Existing Dispute and the Related Dispute. For this purpose the Parties adhere to and consent to be bound by the arbitration agreement contained in the Shareholders’ Agreement. In the event that there is any dispute as to whether a Dispute is a Related Dispute for the purposes of this clause 43.12, such dispute shall be resolved by the Arbitral Tribunal appointed or to be appointed in respect of the relevant Existing Dispute.

44.	APPOINTMENT OF PROCESS AGENT

44.1	Nokia hereby irrevocably appoints Nokia UK Limited of Lancaster House, Lancaster Way, Ermine Business Park, Huntingdon, Cambridgeshire PE29 6YJ as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by Nokia.

44.2	Siemens hereby irrevocably appoints Siemens plc of Siemens House, Oldbury, Bracknell, Berkshire RG12 8FZ as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by Siemens.

44.3	Nokia and Siemens shall procure that NSN irrevocably appoints a person in England as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by NSN.

44.4	Each party shall inform the others, in writing, of any change in the address of its process agent within 28 days of such change.

44.5	If any such process agent ceases to be able to act as such or to have an address in England, each party irrevocably agrees to appoint a new process agent in England and to deliver to the others within 14 days of receipt a copy of a written acceptance of appointment by the new process agent.

44.6	Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

45.	ENFORCEMENT OF RIGHTS BY NSN

Prior to First Closing NSN shall not enforce any of its rights under this Agreement without the written direction of both Shareholders.

IN WITNESS whereof the parties have entered this Agreement the day and year first before written.

EXECUTED by the parties

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NOKIA CORPORATION	)
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Signed by	)
for and on behalf of	)
NOKIA SIEMENS NETWORKS B.V.	)
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